   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 1997
                                                     REGISTRATION NO. 333-23961

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                                DSI TOYS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            TEXAS                        5092                    74-1673513
(STATE OR OTHER JURISDICTION  (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
     OF INCORPORATION OR      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
        ORGANIZATION)

                               ---------------

                                                    M. D. DAVIS
                                                 CHAIRMAN AND CEO
                                                  DSI TOYS, INC.
1100 WEST SAM HOUSTON PARKWAY (NORTH)   1100 WEST SAM HOUSTON PARKWAY (NORTH)
               SUITE A                               SUITE A
         HOUSTON, TEXAS 77043                  HOUSTON, TEXAS 77043
           (713) 365-9900                        (713) 365-9900




  (ADDRESS, INCLUDING ZIP CODE AND     (NAME, ADDRESS, INCLUDING ZIP CODE AND
  TELEPHONE NUMBER, INCLUDING AREA     TELEPHONE NUMBER, INCLUDING AREA CODE,
   CODE, OF REGISTRANT'S PRINCIPAL       OF REGISTRANT'S AGENT FOR SERVICE)
         EXECUTIVE OFFICES)

                               ---------------

                          COPIES OF COMMUNICATION TO:

      MICHAEL L. BENGTSON, ESQ.                GLENN D. SMITH, ESQ.
        THOMPSON & KNIGHT, P.C.            STROOCK & STROOCK & LAVAN LLP
   1700 PACIFIC AVENUE, SUITE 3300       2029 CENTURY PARK EAST, SUITE 1800
          DALLAS, TEXAS 75201              LOS ANGELES, CALIFORNIA 90067
            (214) 969-1700                        (310) 556-5800


                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 27, 1997

PROSPECTUS

                                3,000,000 Shares

                                      LOGO
                     [LOGO OF DSI TOYS, INC. APPEARS HERE]

                                  Common Stock

  Of the 3,000,000 shares of common stock (the "Common Stock") offered hereby, 2,500,000 shares are being sold by DSI Toys, Inc. (the "Company") and 500,000 shares are being sold by a certain shareholder of the Company (the "Selling Shareholder"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholder. The Common Stock has been approved for listing in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "DSIT," subject to official notice of issuance. Prior to this offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

                                  -----------

        The Common Stock offered hereby involves a high degree of risk.
                    See "Risk Factors" commencing on page 6.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                      Proceeds
                                            Underwriting Proceeds to to Selling
                            Price to Public Discount(1)  Company(2)  Shareholder
--------------------------------------------------------------------------------
Per Share ................      $              $            $           $
--------------------------------------------------------------------------------
Total(3) .................    $              $           $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Excludes warrants to purchase 250,000 shares of Common Stock for an exercise price equal to 120% of the initial public offering price, to be issued to the Representatives of the Underwriters. The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933, as amended. See "Underwriting."
(2) Before deduction of expenses estimated to be $620,000, payable by the
    Company.
(3) The Company, the Selling Shareholder and an additional shareholder of the Company have granted to the Underwriters a 45-day option to purchase up to a maximum of 450,000 additional shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total "Price to Public," "Underwriting Discount," "Proceeds to Company" and "Proceeds to
    Selling Shareholder" will be $     , $     , $    and $     , respectively.
    In addition, such additional shareholder will receive proceeds of $    if
    such option is exercised in full. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in Boston, Massachusetts,
on or about       , 1997.

Tucker Anthony           Sutro & Co. Incorporated
    Incorporated

                  The date of this Prospectus is       , 1997

                      [PHOTOS OF REPRESENTATIVE PRODUCTS]




  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Except as otherwise indicated, the information contained in this Prospectus (i) assumes the Underwriters' over-allotment option will not be exercised and (ii) assumes an initial public offering price of $10.00 per share. Except as otherwise indicated, references to the "Company" refer to DSI Toys, Inc. and its wholly owned subsidiary, DSI (HK) Ltd. ("DSI(HK)"). Investors should carefully consider the information set forth under the heading "Risk Factors." The terms "fiscal year" and "fiscal" refer to the Company's fiscal year which is the year ending January 31 of the following calendar year mentioned (e.g., a reference to fiscal 1996 is a reference to the fiscal year ended January 31,
1997).

                                  THE COMPANY

  The Company designs, develops, markets and distributes high quality, value-priced toys and children's consumer electronics. The Company's core product categories are (i) juvenile audio products, including walkie-talkies, pre-school audio products, pre-teen audio products and musical toys; (ii) girls' toys, including dolls, play sets and accessories; and (iii) boys' toys, including radio control vehicles, action figures and western and military action toys. Founded in 1970, the Company historically was principally a supplier of non-proprietary toys to deep discount stores and regional drug store chains. With the addition of new senior management personnel in 1990, the Company began to market its expanding product line to major toy retailers by emphasizing innovative packaging and developing in-house brands. Further, in fiscal 1993, the Company began to emphasize the development and marketing of proprietary products, consisting of toys developed by the Company incorporating concepts licensed from outside inventors, products designed in-house, products for which the Company owns the mold and products incorporating well-known trademarks licensed to the Company. The Company introduced its first television-promoted proprietary product, the Rosie(R) doll, in fiscal 1995. Rosie(R) ranked as the number two selling doll, by dollar amount (and number three by unit), in the large doll category during calendar 1995, as measured by the Toy Retail Sales Tracking Service.

  Traditionally a supplier of juvenile audio products and boys' toys, the Company has diversified its product offerings over the last two fiscal years, primarily through its expansion into the girls' toys category with the introduction of the Rosie(R) doll in fiscal 1995 and the Pattie(TM) doll in fiscal 1996. For fiscal 1997, the Company has introduced new products in its three core categories, as well as a new children's action game, Hoppin' Poppin' Spaceballs(TM). The Company seeks to enhance its position as a leading supplier of high quality, value-priced toys and intends to continue developing proprietary products, primarily through pursuing opportunities to license toy concepts from outside inventors and to license recognized trademarks. The Company believes that it offers its customers many value-priced products, which the Company believes are lower-priced alternatives to comparable products sold by other toy companies. The Company believes that this strategy of offering lower priced products to its customers provides them with opportunities to realize higher margins on sales of the Company's products as compared to sales of products offered by other toy companies.

  Since fiscal 1993, the Company's net sales have grown from $36.7 million to $63.2 million (or 72%) for fiscal 1996, and net income has grown from $362,000 to $2.2 million (or 494%) during the same period. The Company believes that this growth is attributable to several factors, including its ability to identify new products with broad appeal and to rapidly develop and market these products. The Company believes that its use of innovative packaging and increased utilization of brand names have also contributed to its growth. The Company offers several licensed products under the Kawasaki(R) brand name, including a radio-controlled motorcycle, guitars, keyboards and a percussion instrument. The Company also has developed and currently is marketing products incorporating several in-house brand names, including Digi-Tech(TM) (walkie-talkies), LA Rock(R) (musical toys and audio products), American Frontier(TM) (western role play toys), Combat Force Rangers(TM) (military role play toys) and My Music Maker(R) (musical toys and pre-school audio products). The Company believes that its use of brand names to market its products has increased name recognition of its products and contributed to the Company's increase in net sales over the past four fiscal years. The Company believes that it is the leading supplier of walkie-talkies to the top five United States toy retailers.

  The Company sells primarily to retailers, including mass merchandising discounters such as Wal-Mart Stores, Inc., Kmart Corporation and Target Stores (a division of Dayton Hudson Corp.), specialty toy stores such as Toys "R" Us, Inc., Kay-Bee Toy & Hobby Shops, Inc. and F.A.O. Schwarz, and deep discount stores such as Family Dollar Stores, Inc., Consolidated Stores Corp. and Value City Department Stores, Inc. Wal-Mart (19.5%), Kmart (13.7%) and Toys "R" Us (12.0%) each accounted for more than 10% of the Company's net sales for fiscal 1996. Although the Company's sales have been made primarily to customers based in the United States, international net sales accounted for approximately 19% of the Company's net sales during fiscal 1996.

  Approximately 56% of the Company's net sales were made FOB Asia during fiscal 1996. Products sold FOB Asia are shipped directly to customers from the factory and are not carried by the Company in inventory, thereby improving working capital utilization. The Company also maintains an inventory of certain products in its Houston, Texas facility, principally to support sales by the Company's customers who offer such products on a year-round basis. In addition, the Company's Houston facility maintains inventory to support the Company's television-promoted proprietary products.

  The principal executive offices of the Company are located at 1100 West Sam Houston Parkway (North), Suite A, Houston, Texas 77043, and its telephone number is (713) 365-9900.

                                  THE OFFERING

 Common Stock Offered by the Company................ 2,500,000 shares
 Common Stock Offered by the Selling Shareholder....   500,000 shares (1)
 Common Stock to be Outstanding after the Offering.. 6,000,000 shares (2)
 Use of Proceeds.................................... For (i) repayment of approximately $19.5
                                                     million in debt of the
                                                     Company, consisting of a
                                                     senior term loan of
                                                     approximately $4.8
                                                     million, a subordinated
                                                     term loan of approximately
                                                     $1.6 million, outstanding
                                                     principal under a
                                                     revolving line of credit
                                                     of approximately $6.0
                                                     million, and indebtedness
                                                     to the Estate of Mr. Moss
                                                     of approximately $7.1
                                                     million, and (ii) $3.0
                                                     million for working
                                                     capital and general
                                                     corporate purposes. See
                                                     "Use of Proceeds."
 Nasdaq National Market Symbol...................... DSIT

--------
(1) The Selling Shareholder is the Tommy Moss Living Trust, a trust formed by Tommy Moss, the founder and former sole shareholder of the Company. In December 1995, a recapitalization transaction occurred which resulted in the sale by Mr. Moss of approximately 77.7% of the then outstanding Common Stock. Mr. Moss died in November 1996. See "The Recapitalization" and "Principal and Selling Shareholders."
(2) Excludes (i) 600,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan, of which options covering 90,000 shares will be outstanding after the Offering, and (ii) 638,888 shares of Common Stock issuable upon exercise of warrants to be outstanding after the Offering. If the Underwriters' over-allotment option is exercised in full, after the Offering there will be 6,169,000 shares of Common Stock outstanding and 488,888 shares issuable upon the exercise of outstanding warrants. See "Management--1997 Stock Option Plan," "Principal and Selling Shareholders," "Description of Capital Stock" and "Underwriting."

  The offering of the shares of Common Stock described herein is referred to as the "Offering."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                      FISCAL YEAR
                                        ---------------------------------------
                                         1992    1993    1994    1995    1996
                                        ------- ------- ------- ------- -------
INCOME STATEMENT DATA:
 Net sales............................. $36,576 $36,734 $45,219 $63,146 $63,219
 Gross profit..........................   7,484   6,612  11,605  19,718  21,196
 Selling, general and administrative
  expenses.............................   4,524   5,680   7,910  14,625  15,569
 Former sole shareholder bonus (1).....   1,380     347   2,000   1,000     --
 Operating income......................   1,580     585   1,695   4,093   5,627
 Interest expense......................     226     147     333     701   2,600
 Net income............................     907     362     969   2,327   2,151
 Earnings per share (2)................ $  0.26 $  0.10 $  0.28 $  0.66 $  0.58
 Weighted average shares outstanding
  (2)..................................   3,500   3,500   3,500   3,500   3,739

                                           END OF FISCAL YEAR
                         --------------------------------------------------------
                          1992   1993   1994     1995             1996
                         ------ ------ ------- --------  ------------------------
                                                          ACTUAL   AS ADJUSTED(3)
                                                         --------  --------------
BALANCE SHEET DATA:
 Working capital........ $2,093 $1,569 $ 2,121 $  3,510   $ 2,621     $ 8,902
 Total assets...........  8,349  7,460  10,389   17,390    16,304      22,254
 Long-term debt (less
  current portion)(4)...    --     --       17   18,188    14,203          --
 Shareholders' equity
  (deficit) (4).........  3,817  4,179   5,147  (11,582)   (9,422)     13,083

--------
(1) Consists of bonus paid to the Company's former sole shareholder. Bonuses paid to other officers and employees are included in selling, general and administrative expenses. See "Management--Bonuses."
(2) Earnings per share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period.
(3) Adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock offered hereby and the anticipated use of net proceeds to the Company therefrom. See "Use of Proceeds" and "Capitalization."
(4) For a description of the recapitalization transaction that occurred in December 1995, resulting in the incurrence of approximately $17.9 million of indebtedness and a shareholders' deficit at the end of fiscal 1995 and fiscal 1996, see "The Recapitalization."

                  NOTICE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. These statements include information regarding expected introduction of products in the market, the buying attitudes and preferences of its customers, and the Company's relationship with independent inventors, holders of trademark rights and independent foreign manufacturers. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in "Risk Factors." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock.

  CHANGING CONSUMER PREFERENCES; RELIANCE ON NEW PRODUCT INTRODUCTION. As a result of changing consumer preferences, many toys are successfully marketed for only one or two years. There can be no assurance that (i) any of the Company's current products or product lines will continue to be popular with consumers for any significant period of time or (ii) new products and product lines introduced by the Company will achieve an acceptable degree of market acceptance, or that if such acceptance is achieved, it will be maintained for any significant period of time. Furthermore, sales of the Company's existing products are expected to decline over time and may decline at rates faster than expected. The Company's success will be dependent upon the Company's ability to enhance existing product lines and develop new products and product lines. The failure of the Company's new products and product lines to achieve and sustain market acceptance and to produce acceptable margins could have a material adverse effect on the Company's financial condition and results of operations.

  DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS. For fiscal 1996, the Company's five largest customers accounted for 54.5% of the Company's net sales. Sales to Wal-Mart, Kmart and Toys "R" Us, the Company's three largest customers, aggregated 45.2% of the Company's net sales during the same period. The Company expects to continue to rely on a relatively small number of customers for a significant percentage of sales for the foreseeable future. Because of the large portion of the Company's sales to the Company's three largest customers and the significant share of the market for toy sales to consumers represented by these same customers, the loss of any one of them as a customer, or a significant reduction in sales to any one of them, would have a material adverse effect on the Company's financial condition and results of operations. See "Business--Customers."

  DEPENDENCE ON INDEPENDENT DESIGNERS; LICENSES AND OTHER PROPRIETARY
RIGHTS. For certain of its proprietary products, the Company is dependent on concepts, technologies and other intellectual property rights licensed from third parties, such as rights to trademarks. For each of these proprietary products and product lines, the Company typically enters into a license agreement with the owner of the intellectual property to permit the Company to use the intellectual property. These license agreements typically provide for royalty payments by the Company to the licensor based on the net sales of the product incorporating the licensed property. For fiscal 1996, net sales of products developed and sold under the Company's license agreements accounted for 51.3% of the Company's net sales, including 9.9% of net sales of products incorporating the Kawasaki(R) trademark. The Company's existing license agreements generally have terms ranging from 2 to 15 years. The Company's license agreement with Kawasaki Motors Corp., USA expires in December 1998. There can be no assurance that the Company will be able to procure new license agreements, renew existing license agreements (on commercially reasonable terms, or at all), or that existing license agreements will not be terminated. The Company's license agreements may contain restrictions on products manufactured and permitted sales territories, and may give the licensor the right to approve the manufacturer to be utilized by the Company to produce the product. Certain of the Company's license agreements are non-exclusive. Licenses that overlap the Company's licenses with respect to products, geographic areas and markets have been and may continue to be granted to competitors of the Company. See "Business--License Agreements."

  In addition to rights licensed from third parties, the Company also relies on a combination of design patent, copyright, trademark and trade secret protection and non-disclosure agreements with employees to establish and protect the proprietary rights that the Company has in its products. There can be no assurance that the Company's competitors will not independently develop or acquire proprietary technologies that are substantially equivalent or superior to those of the Company. There also can be no assurance that the measures adopted by the Company to protect its proprietary rights will be adequate to do so. The ability of the Company's competitors to develop or acquire technologies or other proprietary rights equivalent or superior to those of the Company or the inability of the Company to enforce its proprietary rights could have a material adverse effect on the Company.

  The Company does not believe that any of its products infringe on the proprietary rights of third parties in any material respect. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

  INVENTORY MANAGEMENT. Most of the Company's largest retail customers utilize an inventory management system to track sales of products and rely on reorders being rapidly filled by the Company and other suppliers rather than maintaining large product inventories. These types of systems put pressure on suppliers like the Company to promptly fill customer orders and shift some of the inventory risk from the retailer to suppliers. Production of excess products by the Company to meet anticipated retailer demand could result in price markdowns and increased inventory carrying costs for the Company. Similarly, if the Company fails to predict consumer demand for a product, it may not be able to deliver an adequate supply of products on a timely basis and will, as a result, lose sales opportunities. See "Business--Distribution."

  RETURNS AND MARKDOWNS. The Company historically has permitted certain customers to return slow-moving items for credit or has provided price protection by making any price reductions effective as to certain products then held by retailers in inventory. The Company expects that it will continue to be required to make such accommodations in the future. Any significant increase in the amount of returns or markdowns could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Sales and Marketing."

  SEASONALITY AND QUARTERLY FLUCTUATIONS. The Company's sales are seasonal in that a substantial portion of net sales is made to retailers in anticipation of the Christmas holiday season. During fiscal 1996, 75.1% of the Company's net sales were made during the Company's second and third fiscal quarters (May through October) in connection with retail sales for the Christmas holiday season. Adverse business or economic conditions during these periods may adversely affect results of operations for the full year. As a result of the seasonality of the Company's net sales, the Company expects to incur a loss in the first quarter of each fiscal year for the foreseeable future and may incur a loss in the fourth quarter of such fiscal year depending upon the timing of product shipments. The Company's financial results for a particular quarter may not be indicative of results for an entire year, and the Company's revenues and/or expenses will vary from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Seasonality" and "Business--Seasonal Patterns."

  RELIANCE ON MANUFACTURERS BASED IN HONG KONG AND CHINA; TRADE RELATIONS. To date, most of the Company's products have been manufactured by Hong Kong manufacturers at facilities located in the Peoples' Republic of China (the "PRC"). According to reports published by the Toy Manufacturers Association ("TMA"), an industry trade group, the PRC is the world's largest producer of toys. The Company does not have any long-term contracts with its manufacturers. There is still some uncertainty surrounding the June 1997 political and economic consolidation of Hong Kong with the PRC and the extent to which such consolidation could disrupt business in Hong Kong or in the PRC. In the event of any such disruption or other political or economic change in Hong Kong or the PRC affecting the Company's business, the Company would be required to seek alternate manufacturing sources. The Company currently does not have in place plans or arrangements for securing alternate manufacturing sources in the event that its present relationships with manufacturers prove impracticable to maintain, and there can be no assurance that there would be sufficient alternative facilities to meet the increased demand for production that would likely result from a disruption of manufacturing operations in the PRC. Furthermore, such a shift to alternate facilities would likely result in increased manufacturing costs and could subject the Company's products to increased duties, tariffs or other restrictions. During fiscal 1996, three manufacturers accounted for approximately 56% of the Company's purchases of products. The loss of any one of these manufacturers, or a substantial interruption of the Company's manufacturing arrangements with any one of these manufacturers, could cause a delay in production of the Company's products for delivery to its customers and could have a material adverse effect on the Company. While the Company believes that alternate manufacturers exist, there can be no assurance that alternate arrangements could be provided in a timely manner or on terms acceptable to the Company. See "Business--Manufacturing" and "Business--Tariffs and Duties."

  Currently, the PRC has Most Favored Nation ("MFN") trade status. As such, most toys imported into the United States from the PRC are not subject to import duties. Recently, however, the United States and the PRC have at times been at odds over trade policies. There can be no assurance that in the future trade relations between the United States and the PRC will not deteriorate or that the MFN status of the PRC will not be altered or revoked such that, as a result, the United States would impose duties or other trade sanctions that would affect the cost of toys imported from the PRC. The imposition of such duties could have a material adverse effect on the Company. See "Business-- Tariffs and Duties."

  GENERAL RISKS OF FOREIGN OPERATIONS. Foreign operations are generally subject to risks such as transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and import and export controls, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, changes in governmental policies, restrictions on the transfer of funds, currency fluctuations and potentially adverse tax consequences. While the Company to date has not experienced any material adverse effects due to its foreign operations, there can be no assurance that such events will not occur in the future. Any growth of the Company's international operations will subject the Company to greater exposure to risks of foreign operations. The occurrence of such an event, particularly one affecting the Company's relations with its manufacturers in the PRC, would have a material adverse effect on the Company.

  RISKS ASSOCIATED WITH GROWTH. Between fiscal 1993 and fiscal 1996, the Company has experienced continuous growth in net sales. There can be no assurance that such growth will continue or that the Company will be able to maintain its present level of net sales or profitability. Furthermore, future growth, if achieved, might place a strain on the Company's management and financial control systems, and there can be no assurance that management of the Company would be able to manage such growth effectively. Failure to manage any future growth experienced by the Company could have a material adverse effect on the Company.

  RELIANCE ON KEY PERSONNEL. The Company's future success will be dependent on the continued efforts of Richard Neitz, the Company's current President and Chief Operating Officer, and Yau Wing Kong ("Tommy Yau"), Managing Director of DSI(HK). The Company has entered into employment and non-competition agreements with Mr. Neitz and Mr. Yau. The loss of the services of one or both of such individuals could have a material adverse effect on the Company. The Company does not maintain key man insurance on the lives of either of these individuals. The Company's success is also dependent on the Company's ability to attract and/or retain key managerial, sales, marketing, product development and other personnel. There can be no assurance that the Company will be successful in attracting and/or retaining such personnel. See "Management."

  PRODUCT SAFETY AND LIABILITY; REGULATION. Products that have been or may be developed or sold by the Company may expose the Company to potential liability from personal injury or property damage claims by end-users of such products. The Company has never been and is not presently a defendant in any product liability lawsuit; however, there can be no assurance that such a suit will not be brought in the future against the Company. The Company currently maintains product liability insurance coverage in the amount of $1.0 million per occurrence, with a $6.0 million excess product liability policy. There can be no assurance that the Company will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. Moreover, even if the Company maintains adequate insurance, any successful claim could materially and adversely affect the reputation and prospects of the Company, as well as divert management time. The United States Consumer Products Safety Commission (the

"CPSC") has the authority under certain federal laws and regulations to protect consumers from hazardous goods. The CPSC may exclude from the market goods it determines are hazardous, and may require a manufacturer to repurchase such goods under certain circumstances. Some state, local and foreign governments have similar laws and regulations. In the event that such laws or regulations change or the Company is found in the future to have violated any such law or regulation, the sale of the relevant product could be prohibited and the Company could be required to repurchase such products. See "Business--Government and Industry Regulation."

  COMPETITION. The toy industry is highly competitive. Many of the Company's competitors have longer operating histories, broader product lines and greater financial resources and advertising budgets than the Company. In addition, the toy industry has nominal barriers to entry. Competition is based primarily on the ability to design and develop new toys, procure licenses for popular products, characters and trademarks, and successfully market products. Many of the Company's competitors offer similar products or alternatives to the Company's products. The Company's products compete with other products for retail shelf space. There can be no assurance that shelf space in retail stores will continue to be available to support the Company's existing products or any expansion of the Company's products and product lines. There can be no assurance that the Company will be able to continue to compete effectively in this marketplace. See "Business--Competition."

  CONTROL BY CURRENT MANAGEMENT. Immediately following the completion of the Offering, the directors and officers of the Company and their affiliates will beneficially own, or have the right to vote, in the aggregate approximately 36.4% of the outstanding Common Stock (35.4% if the Underwriters' over-allotment is exercised in full). As a result of such persons' ownership and/or control of Common Stock and their directorship and management positions, they will have significant influence over all matters requiring approval by the shareholders of the Company, including the election of directors. See "Management" and "Principal and Selling Shareholders."

  DILUTION. Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution of $7.82 per share in the net tangible book value per share of Common Stock from the assumed initial public offering price of $10.00 (the midpoint of the range of the anticipated initial public offering price). See "Dilution."

  ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing in the Nasdaq National Market, subject to official notice of issuance, there can be no assurance that an active market for the Common Stock will develop or be sustained following this Offering. The initial public offering price for the shares of Common Stock offered hereby was determined through negotiation between the Underwriters and the Company and does not necessarily reflect the market price for the Common Stock following this Offering. The market price of the Common Stock may be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of new products by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. In the event that the Company's operating results are below the expectations of public market analysts and investors in one or more future quarters, it is likely that the price of the Common Stock will be materially adversely affected. General market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

  SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. In general, the 3,000,000 shares offered hereby will be eligible for immediate sale in the public market without restriction. Beginning 180 days after the date of this Prospectus (or earlier upon consent of the Representatives of the Underwriters), 3,000,000 shares of Common Stock will be available for immediate sale in the public market upon the expiration of certain stock transfer restriction agreements with the Underwriters. The sale of all such shares will be subject to the volume limitations and other restrictions of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Selling Shareholder and the holders of warrants issued to Hibernia

Corporation and the Representatives have the right to demand that the Company file a registration statement under the Securities Act covering the sale of all or any part of their Common Stock holdings. See "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

  POTENTIAL ADVERSE IMPACT OF ANTI-TAKEOVER PROVISIONS. The Company's Articles of Incorporation and Bylaws (and the provisions of the Texas Business Corporation Act) contain provisions that may have the effect of delaying, deterring or preventing a change in control or an acquisition of the Company, even though such an attempt might be economically beneficial to the holders of Common Stock. Such provisions may have an adverse effect from time to time on the price of the Common Stock. Such provisions authorize, among other things, the issuance of shares of preferred stock, with respect to which the Board of Directors has the power to fix the rights, preferences, privileges and restrictions without any further vote or action of the shareholders. See "Description of Capital Stock."

                             THE RECAPITALIZATION

  In December 1995, a series of transactions (the "Recapitalization") was consummated between the then sole shareholder of the Company, Tommy Moss, and Rosie Acquisition Company, L.L.C. ("RAC"), an entity controlled by M. D. Davis, Barry B. Conrad, Jack R. Crosby and Joseph N. Matlock, whereby RAC acquired a controlling interest in the Company. Pursuant to the Recapitalization, (i) the Company repurchased from Mr. Moss 2,719,000 shares (77.7%) of Common Stock for $22.2 million ($8.15 per share) and (ii) RAC acquired 2,719,000 shares of newly issued Common Stock from the Company for $3.8 million (approximately $1.40 per share). The purchase price for Mr. Moss's shares consisted of (i) $14.4 million of cash funded by (a) $6.0 million of proceeds from a new five year term loan with Bank One, Texas, N.A. (the "Bank One Loan"), (b) $3.0 million of proceeds from a new five year subordinated term loan with Hibernia Corporation (the "Hibernia Loan"), (c) $3.8 million from the proceeds of the sale of Common Stock to RAC and (d) $1.6 million from an advance under the Company's existing revolving credit facility with Bank One, Texas, N.A. (the "Revolver"), (ii) two notes issued by the Company to Mr. Moss in the respective principal amounts of $6.0 million (the "Moss Note") and $1.3 million, including the grant of a warrant to Mr. Moss to purchase 700 million shares of Common Stock at $.001 per share, exercisable in the event of a payment default (which warrant will terminate upon repayment of the notes with a portion of the net proceeds from this Offering), and (iii) the conveyance to Mr. Moss of two tracts of land which had a book value of approximately $452,000. The obligation of the Company under the $1.3 million term note issued to Mr. Moss was offset against a $1.3 million term note issued by Mr. Moss to the Company evidencing the obligation of Mr. Moss to repay advances previously made by the Company to Mr. Moss. For a description of the terms of the outstanding notes, see "Use of Proceeds." In connection with the subordinated term loan, the Company issued to Hibernia Corporation warrants to purchase an aggregate of 388,888 shares of Common Stock at an exercise price of $2.00 per share. See "Description of Capital Stock-- Warrants." The difference between the amount paid by RAC to the Company and the amount paid to Mr. Moss by the Company is due to the fact that, following the purchase of Mr. Moss's shares, the Company had additional indebtedness of approximately $17.9 million and a reduced net worth resulting from such additional indebtedness and the payment of transaction expenses of $1.9 million.

  In connection with the Recapitalization, the Company entered into a consulting agreement with Mr. Moss, pursuant to which Mr. Moss was to serve as a consultant to the Company for three years in exchange for compensation in the amount of $300,000 per year. The consulting agreement also required the Company to maintain health and disability insurance policies for the benefit of Mr. Moss for the term of his life. Pursuant to the consulting agreement, the Company agreed to maintain Mr. Moss's office space for his use for the term of the consulting agreement and to provide to Mr. Moss for 180 days the services of certain Company employees for his outside business, provided that such services did not exceed 30% of the time of each of such employees. This agreement terminated upon Mr. Moss's death on November 19, 1996. In addition, the Company issued a $1.0 million note to Mr. Moss (the "Moss Bonus Note") on January 3, 1996.

  In connection with services rendered by Mr. Matlock relating to the Recapitalization, the Company agreed to pay Mr. Matlock the sum of $240,000 in three equal payments due on January 1, 1996, 1997 and 1998. See "Certain Transactions." As compensation for services provided by Conrad/Collins Merchant Banking Group Ltd. ("MBG") in connection with the Recapitalization, the Company paid MBG a fee of $400,000 and repaid its out-of-pocket expenses in the amount of approximately $15,000.

  RAC was formed in connection with the Recapitalization by Messrs. Davis, Conrad, Crosby and Matlock who, prior to the Recapitalization, had no relationship with the Company. These four individuals (or entities controlled by such individuals) collectively hold approximately 61% of the membership interests in RAC. The remaining membership interests are held primarily by employees of the Company. Messrs. Davis, Conrad, Crosby and Matlock were elected as directors of the Company following the Recapitalization.
In connection with the sale of the shares of Common Stock pursuant to this offering, RAC will be dissolved and the 2,719,000 shares of Common Stock held by RAC will be distributed to the members of RAC. See "Principal and Selling Shareholders" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 2,500,000 shares of Common Stock offered hereby, assuming an initial offering price of $10.00 per share (the midpoint of the range of the anticipated initial offering price), are expected to be approximately $22.5 million ($23.0 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses, including a fee of $100,000 payable to MBG for financial advisory services. See "Certain Transactions--Financial Advisory Fee." The Company intends to use such net proceeds as follows:

                                                              APPROXIMATE AMOUNT
                                                              ------------------
                                                                (IN MILLIONS)
Repayment of Bank One Loan ..................................        $4.8
Reduction of indebtedness under Revolver.....................         6.0
Repayment of Hibernia Loan...................................         1.6
Repayment of Moss Note.......................................         6.1
Repayment of Moss Bonus Note.................................         1.0
Working capital and general purposes.........................         3.0
                                                                    -----
    Total....................................................       $22.5
                                                                    =====

  From time to time the Company may examine potential opportunities to acquire companies engaged in the toy business. The Company currently has no plans to make any such acquisitions. Pending use of the net offering proceeds, the Company will invest the proceeds in short-term, investment grade, interest-bearing securities.

  At January 31, 1997, the Company's outstanding indebtedness under the Bank One Loan was $5.0 million. The outstanding indebtedness under the Bank One Loan bears interest at a rate per annum equal to the prime rate of Bank One, Texas, N.A. ("Bank One") plus 1%, which at March 31, 1997 was 9.5%. The principal of the Bank One Loan is payable in quarterly installments of $250,000 with a final maturity on December 11, 2000. Repayment of the Bank One Loan is secured by a lien on all the Company's assets, 65% of the stock of DSI(HK) held by the Company, and the shares of Common Stock held by RAC. The Company intends to use a portion of the net proceeds of the Offering to repay all outstanding indebtedness under the Bank One Loan. The terms of the Bank One Loan do not include any prepayment penalties.

  At January 31, 1997, the Company's outstanding indebtedness under the Revolver was $3.1 million. The Company anticipates that the amount of outstanding indebtedness at the date of closing of the Offering will be approximately $6.0 million. The advances under the Revolver have been used by the Company to provide working capital, including $3.0 million which was used to pay outstanding indebtedness to Mr. Moss and certain expenses incurred in connection with the Recapitalization. The outstanding indebtedness under the Revolver bears interest at a rate per annum equal to Bank One's prime rate plus 0.75% and is repayable on May 31, 1998. At March 31, 1997, the outstanding indebtedness accrued interest at the rate of 9.25%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  At January 31, 1997, the Company's outstanding indebtedness under the Hibernia Loan was $1.5 million. The outstanding indebtedness under the Hibernia Loan bears interest at 13% per annum. The principal of the Hibernia Loan is payable in quarterly installments of $75,000 and a final maturity on January 31, 2002. Repayment of principal prior to the scheduled date of repayment requires a prepayment penalty of 4% of any principal amount prepaid prior to January 31, 1998 and 3% of any principal amount prepaid thereafter. The Hibernia Loan is secured by a subordinated lien on all the Company's assets and is subordinated to the Bank One Loan and the Revolver. For more information regarding the Bank One Loan, the Moss Note and the Hibernia Loan, see "The Recapitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  At January 31, 1997, the Company's outstanding indebtedness under the Moss Note was $6.0 million. The outstanding indebtedness under the Moss Note currently bears interest at the rate of 12% per annum. The principal due under the Moss Note is payable in $1.0 million annual installments beginning on March 31, 1998, with an additional $1.0 million installment due December 31, 2000, with the full amount of outstanding principal and accrued unpaid interest due upon the earlier of the third business day after the closing of the Company's initial public offering or March 31, 2001.

  At January 31, 1997, the Company's outstanding indebtedness under the Moss Bonus Note was $1.0 million. The outstanding indebtedness under the Moss Bonus Note currently bears interest at the rate of 12% per annum. The principal of the Moss Bonus Note is payable on the earlier to occur of the third business day after the closing of the Company's initial public offering or May 31, 1997.

  The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholder. In the event the Underwriters' over-allotment option is exercised in full, the Company will not receive any proceeds from the sale of shares by Hibernia Corporation, but will receive $300,000 upon exercise of the warrants related to such shares.

                                DIVIDEND POLICY

  The Company has never declared or paid a cash dividend on the Common Stock. The Company currently intends to retain any earnings for use in the operation and expansion of its business and does not anticipate declaring or paying any cash dividends in the foreseeable future. In deciding whether or not to declare or pay dividends in the future, the Board of Directors will consider all relevant factors, including the Company's earnings, working capital, and capital expenditure requirements, any restrictions contained in any financing or other agreements the Company may enter into in the future, and general business conditions. Under the terms of the Revolver, the Company cannot pay dividends on the Common Stock without the written consent of Bank One.

                                   DILUTION

  Purchasers of the shares of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value per share of their Common Stock from the initial offering price. As of January 31, 1997, the net tangible deficit of the Common Stock was $9.4 million or $2.69 per share. Net tangible deficit per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Assuming no changes in the net tangible deficit after January 31, 1997, other than to give effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed initial offering price of $10.00 per share (the midpoint of the range of the anticipated initial offering price) and after deducting underwriting discounts and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of January 31, 1997 would have been $13.1 million, or $2.18 per share ($2.20 per share assuming the Underwriters' over-allotment option is exercised in full), representing an immediate increase in net tangible book value per share of $4.87 to existing shareholders and an immediate dilution of $7.82 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:

      Assumed initial offering price per share.................         $10.00
                                                                        ------
      Net tangible deficit per share before the Offering....... $(2.69)
      Increase per share attributable to sale of shares to new
       investors...............................................   4.87
                                                                ------
      Net tangible book value per share after the Offering.....           2.18
                                                                        ------
      Dilution per share to new investors......................         $ 7.82
                                                                        ======

  The following table sets forth as of January 31, 1997, the number of shares of Common Stock purchased or to be purchased from the Company, the total effective cash consideration paid or to be paid to the Company, and the average price per share paid by existing shareholders and by new investors purchasing shares sold by the Company in the Offering at an assumed initial offering price of $10.00 per share.

                         SHARES PURCHASED(1)   TOTAL CONSIDERATION
                         ----------------------------------------- AVERAGE PRICE
                           NUMBER    PERCENT     AMOUNT    PERCENT   PER SHARE
                         ----------- --------------------- ------- -------------
Existing shareholders
 (1)....................   3,500,000     58.3% $ 3,802,500   13.2%    $ 1.09
New investors...........   2,500,000     41.7%  25,000,000   86.8     $10.00
                         -----------  -------  -----------  -----
  Total.................   6,000,000    100.0% $28,802,500  100.0%
                         ===========  =======  ===========  =====

--------
(1) Excludes 388,888 shares of Common Stock issuable upon exercise of warrants issued to Hibernia Corporation at an exercise price of $2.00 per share and 250,000 shares issuable upon exercise of the Representatives' Warrants. See "Principal and Selling Shareholders," "Description of Capital Stock" and "Underwriting."

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of January 31, 1997, on a historical basis and as adjusted to give effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom:

                                                             JANUARY 31, 1997
                                                            -------------------
                                                                          AS
                                                            HISTORICAL ADJUSTED
                                                            ---------- --------
                                                              (IN THOUSANDS)
Short-term debt:
 State Street revolving bank loan..........................  $   485   $   485
 Bank One Loan.............................................    1,000       --
 Hibernia Loan, net of $29,000 discount....................      271       --
 Moss Note.................................................    1,000       --
                                                             -------   -------
  Total short-term debt....................................  $ 2,756   $   485
                                                             =======   =======
Long-term debt (net of current maturities):
 Revolver(1)...............................................  $ 3,055   $   --
 Bank One Loan.............................................    4,000       --
 Hibernia Loan, net of $52,000 discount....................    1,148       --
 Moss Note.................................................    5,000       --
 Moss Bonus Note...........................................    1,000       --
                                                             -------   -------
  Total long-term debt.....................................   14,203       --
                                                             -------   -------
Shareholders' equity:
 Preferred stock, $0.01 par value, 5,000,000 shares
  authorized;
  none issued..............................................      --        --
 Common stock, $0.01 par value; 20,000,000 shares autho-
  rized;
  Issued: 6,219,000, actual; 8,719,000, as adjusted
  Outstanding: 3,500,000, actual; 6,000,000, as adjusted
  (2)......................................................       62        87
 Additional paid-in capital................................    3,443    25,923
 Common stock warrants.....................................      100       100
 Retained earnings.........................................    9,624     9,624
 Cumulative translation adjustment.........................        9         9
 Less--Treasury stock, 2,719,000 shares, at cost...........  (22,660)  (22,660)
                                                             -------   -------
  Total shareholders' equity (deficit).....................   (9,422)   13,083
                                                             -------   -------
   Total capitalization....................................  $ 4,781   $13,083
                                                             =======   =======

--------
(1) The Company anticipates that the amount of outstanding indebtedness under the Revolver at the date of closing of the Offering will be approximately $6.0 million, of which the Company intends to repay the full amount using net proceeds of the Offering.
(2) Excludes (i) 600,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan, of which options covering 90,000 shares will be outstanding after the Offering and (ii) 638,888 shares of Common Stock issuable upon exercise of warrants to be outstanding after the Offering. See "Management--1997 Stock Option Plan," "Description of Capital Stock" and "Underwriting."

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following selected consolidated statement of income and balance sheet data have been derived from the Company's consolidated financial statements which have been audited by Price Waterhouse LLP. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                             FISCAL YEAR
                               -------------------------------------------
                                1992     1993     1994     1995     1996
                               -------  -------  -------  -------  -------
STATEMENT OF INCOME DATA:
Net sales....................  $36,576  $36,734  $45,219  $63,146  $63,219
Cost of goods sold...........   29,092   30,122   33,614   43,428   42,023
                               -------  -------  -------  -------  -------
Gross profit.................    7,484    6,612   11,605   19,718   21,196
Selling, general and
 administrative expenses.....    4,524    5,680    7,910   14,625   15,569
Former sole shareholder bonus
 (1).........................    1,380      347    2,000    1,000      --
                               -------  -------  -------  -------  -------
Operating income.............    1,580      585    1,695    4,093    5,627
Interest expense.............      226      147      333      701    2,600
Other income.................      (28)     (88)    (111)    (384)    (344)
                               -------  -------  -------  -------  -------
Income before income taxes...    1,382      526    1,473    3,776    3,371
Provision for income taxes...      475      164      504    1,449    1,220
                               -------  -------  -------  -------  -------
Net income...................  $   907  $   362  $   969  $ 2,327  $ 2,151
                               =======  =======  =======  =======  =======
Earnings per share (2).......  $  0.26  $  0.10  $  0.28  $  0.66  $  0.58
Weighted average shares
 outstanding(2)..............    3,500    3,500    3,500    3,500    3,739
Supplemental earnings per
 share (3)...................                                      $  0.59
                                           END OF FISCAL YEAR
                               ------------------------------------------------
                                1992     1993     1994     1995     1996
                               -------  -------  -------  -------  -------
BALANCE SHEET DATA:
Working capital (deficit)....  $ 2,093  $ 1,569  $ 2,121  $ 3,510  $     2,621
Property and equipment, net..    1,513      425    2,336    1,514     1,190
Total assets.................    8,349    7,460   10,389   17,390     16,304
Long-term debt (less current
 portion)....................       --       --       17   18,188     14,203
Shareholders' equity (defi-
 cit)........................    3,817    4,179    5,147  (11,582)   (9,422)

--------
(1) Consists of bonus paid to the Company's former sole shareholder. Bonuses paid to other officers and employees are included in selling, general and administrative expenses. See "Management--Bonuses."
(2) Earnings per share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period.
(3) Supplemental earnings per share is based on (i) the number of shares of Common Stock assumed to be outstanding after the Offering of 5,878,000 shares at the end of fiscal 1996 (based on 2,139,000 shares to be sold at the assumed initial public offering price necessary to raise sufficient net proceeds, after paying underwriting discounts and commissions and proportionate estimated offering expenses, to repay certain indebtedness of the Company as described in "Use of Proceeds") and (ii) net income increased by the effect of interest expense ($2,014,000), net of tax ($725,000), related to the indebtedness to be repaid.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and the related notes appearing elsewhere in this Prospectus.

GENERAL

  The Company designs, develops, markets and distributes a variety of toys and children's consumer electronics. The Company's core product categories are (i) juvenile audio products, including walkie-talkies, pre-school audio products, pre-teen audio products and musical toys; (ii) girls' toys, including dolls, play sets and accessories; and (iii) boys' toys, including radio control vehicles, action figures and western and military action toys. Sales of products in these categories accounted for approximately 49.5%, 40.9% and 6.0%, respectively, of the Company's net sales during fiscal 1996. Historically, the Company's sales have been made primarily to customers based in the United States, although its international net sales accounted for approximately 18.6% of the Company's net sales during fiscal 1996. All the Company's international sales are denominated in United States dollars. Accordingly, the Company currently is not subject to exchange rate risk with respect to international sales. FOB Asia sales accounted for 75.6%, 56.1% and 55.8% of the Company's net sales for fiscal 1994, fiscal 1995 and fiscal 1996, respectively. Products sold FOB Asia are shipped directly to customers from the factory and are not carried by the Company in inventory.

  On December 11, 1995, in connection with the Recapitalization, the Company repurchased 77.7% of the then outstanding Common Stock from Tommy Moss and issued 2,719,000 shares of Common Stock to RAC for consideration of $3.8 million. The Recapitalization resulted in the incurrence of an aggregate of $17.9 million of additional indebtedness and $1.9 million of expenses and a reduction in the Company's net worth. Approximately $19.5 million of the net proceeds of the Offering will be used to reduce the indebtedness incurred by the Company, including indebtedness incurred in connection with the Recapitalization. See "The Recapitalization" and "Use of Proceeds."

  In the past, a significant part of the Company's profits has been distributed as a bonus to the Company's former sole shareholder. The Company will not distribute profits in this manner in the future. The Company has entered into employment agreements with three executive officers, pursuant to which the Company will pay performance bonuses based on the Company's profitability if the Company's operations generate a specified level of income. If paid, these bonuses will be included in selling, general and administrative expenses. See "Management--Bonuses." The Company expects general and administrative expenses in future periods to increase due to an increase in salary expense relating to the recent hiring of new management personnel and the incurrence of additional expenses associated with operating as a public company.

  The Company expects that the amounts it expends for advertising will increase in connection with its greater emphasis on the development of proprietary products. A portion of the annual advertising expenses will be accrued during each fiscal quarter based on the amount of net sales of the related product for such fiscal quarter compared to the projected annual net sales for such product. To the extent actual net sales vary from estimates, adjustments in the quarterly accruals of advertising expenses will be made.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain income and expense items expressed as a percentage of net sales:

                                             PERCENT OF NET SALES
                                            ----------------------
                                                 FISCAL YEAR
                                            ----------------------
                                              1994   1995   1996
                                              -----  -----  -----
Net sales...................................  100.0% 100.0% 100.0%
Cost of goods sold..........................   74.3   68.8   66.5
                                              -----  -----  -----
Gross profit................................   25.7   31.2   33.5
Selling, general and ad-
 ministrative expenses......................   17.5   23.1   24.6
Former sole shareholder
 bonus......................................    4.4    1.6    --
Interest expense (net)......................    0.7    1.1    4.1
Other income................................   (0.2)  (0.6)  (0.5)
                                              -----  -----  -----
Income before income
 taxes......................................    3.3    6.0    5.3
Provision for income
 taxes......................................    1.2    2.3    1.9
                                              -----  -----  -----
Net income..................................    2.1%   3.7%   3.4%
                                              =====  =====  =====

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

  Net sales. Net sales increased $73,000, or 0.1%, to $63.2 million during fiscal 1996, from $63.1 million during fiscal 1995.

  Net sales of juvenile audio products increased $2.1 million, or 7.0%, to $31.3 million during fiscal 1996, from $29.2 million during fiscal 1995. Net sales of girls' toys increased $4.6 million, or 21.7%, to $25.8 million during fiscal 1996, from $21.2 million during fiscal 1995. During fiscal 1996, the Company introduced a new doll, Pattie(TM), which generated $11.8 million of net sales during fiscal 1996. These new sales were partially offset by a decline in sales of the Rosie(R) doll. The net sales increases in the juvenile audio and girls' toys categories were mostly offset by a decrease in net sales of boys' toys of $4.7 million, or 55.3%, to $3.8 million during fiscal 1996, from $8.5 million during fiscal 1995. Net sales of boys' toys decreased primarily as a result of a decline in popularity of action figures and toy tool sets. Net sales of products in other categories decreased $1.9 million, or 45.2%, to $2.3 million during fiscal 1996, from $4.2 million during fiscal 1995.

  International net sales increased $739,000, or 6.7%, to $11.8 million for fiscal 1996 from $11.0 million in fiscal 1995. International net sales increased as a percentage of total net sales to 18.6% for fiscal 1996 from 17.5% for fiscal 1995.

  Gross Profit. Gross profit was 33.5% of net sales during fiscal 1996, compared to 31.2% during fiscal 1995. During fiscal 1996, gross profit increased $1.5 million primarily due to (i) increased sales of proprietary products, which generally have higher gross margins, and (ii) lower shipping costs.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were approximately $15.6 million, or 24.6% of net sales, during fiscal 1996, compared to approximately $14.6 million, or 23.1% of net sales, during fiscal 1995. The increase in expenses resulted principally from an increase of approximately $2.9 million in advertising costs related to the introduction of the Pattie(TM) doll during fiscal 1996. The increase in advertising costs was partially offset by a decrease in professional and consulting fees. The Company incurred approximately $1.9 million of selling, general and administrative expenses during fiscal 1995 in connection with the Recapitalization.

  Former Sole Shareholder Bonus. Former sole shareholder bonus decreased $1.0 million to $0.0 during fiscal 1996, from fiscal 1995.

  Interest Expense. Interest expense increased $1.9 million, or 270.9%, to $2.6 million during fiscal 1996 from $701,000 during fiscal 1995. This increase was due primarily to the Recapitalization which ocurred in the fourth quarter of fiscal 1995, which resulted in the incurrence of an aggregate of $17.9 million of additional indebtedness. See "--General" and "The Recapitalization."

  Income Taxes. Provision for income taxes decreased $229,000, or 15.8%, to $1.2 million during fiscal 1996 from $1.4 million during fiscal 1995. The Company's effective income tax rate was 36.2% for fiscal 1996, compared to 38.4% for fiscal 1995. The decrease in the effective tax rate related principally to certain nondeductible items and other matters relating to the Recapitalization incurred in fiscal 1995.

  Net Income. As result of the foregoing factors, net income decreased $176,000, or 7.6% to $2.1 million during fiscal 1996 from $2.3 million during fiscal 1995, and decreased as a percentage of net sales to 3.4% during fiscal 1996 from 3.7% during fiscal 1995.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

  Net Sales. Net sales increased $17.9 million, or 39.6%, to $63.1 million during fiscal 1995, from $45.2 million during fiscal 1994. This increase was due primarily to (i) the introduction of the Rosie(R) doll during fiscal 1995,
(ii) an $8.7 million increase in net sales to Wal-Mart and (iii) the addition of Target as a customer (accounting for $2.6 million in net sales during fiscal 1995).

  Net sales of juvenile audio products increased $7.3 million, or 33.3%, to $29.2 million during fiscal 1995, from $21.9 million during fiscal 1994. This increase was due primarily to increased sales of head set walkie talkies. Net sales of girls' toys increased $19.4 million, or 1,055.4%, to $21.2 million during fiscal 1995 from $1.8 million during fiscal 1994 due to sales of the Rosie(R) doll. The net sales increases in the juvenile audio and girls' toy categories were partially offset by a decline in net sales of boys' toys of approximately $7.8 million, or 47.9%, to $8.5 million during fiscal 1995 from $16.3 million during fiscal 1994. Net sales of boys' toys declined primarily as a result of a decline in popularity of action figures and toy guns. Net sales of products in other categories decreased $895,000, or 17.5%, to $4.2 million, during fiscal 1995, from $5.1 million during fiscal 1994.

  International net sales increased $2.3 million, or 26.2%, to $11.0 million during fiscal 1995, from $8.7 million in fiscal 1994. However, international net sales declined as a percentage of total net sales to 17.5% during fiscal 1995 from 19.3% during fiscal 1994.

  Gross Profit. Gross profit was 31.2% of net sales during fiscal 1995, compared to 25.7% during fiscal 1994. During fiscal 1995, gross profit increased due to (i) a $15.6 million increase in net sales of proprietary toys, including the Rosie(R) doll, which generally have higher margins, (ii) elimination of the United States customs duty rate applicable to most of the Company's toys from the PRC (resulting in a $376,000 decrease in customs duties), (iii) an $80,000 decrease in the costs associated with mock-up and design (resulting from moving certain package design functions in-house) and
(iv) a slight decrease in depreciation associated with manufacturing and tooling. The increase in gross profit was negatively impacted by increases in the costs of freight, paper, plastic, computer chips and other materials during fiscal 1995.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were approximately $14.6 million, or 23.1% of net sales, during fiscal 1995, compared to approximately $7.9 million, or 17.5% of net sales during fiscal 1994. The increase in expenses resulted from (i) an increase of approximately $3.1 million in advertising costs during fiscal 1995 related to the Company's television advertising campaign for the Rosie(R) doll, (ii) the expenses of approximately $1.9 million incurred in connection with the Recapitalization during fiscal 1995, (iii) the payment of $375,000 in lawsuit settlements and (iv) other increased selling expenses, including payroll-related costs, product insurance, and marketing and promotional expenses.

  Former Sole Shareholder Bonus. Former sole shareholder bonus decreased $1.0 million, or 50.0%, to $1.0 million during fiscal 1995 from $2.0 million during fiscal 1994.

  Interest Expense. Interest expense increased $368,000, or 110.7%, to $701,000 during fiscal 1995, from $333,000 during fiscal 1994. The increase was due principally to the Recapitalization which occurred in the fourth quarter of fiscal 1995, which resulted in the incurrence of an aggregate of $17.9 million of additional indebtedness. See "--General" and "The Recapitalization."

  Income Taxes. Provision for income taxes increased $946,000, or 187.6%, to $1.4 million during fiscal 1995 from $504,000 during fiscal 1994. The Company's effective tax rate was 38.4% for fiscal 1995, compared to 34.2% for fiscal 1994. The increase in the effective tax rate related principally to certain nondeductible items and other matters relating to the Recapitalization incurred in fiscal 1995.

  Net Income. As a result of the foregoing factors, net income increased $1.4 million, or 140.1%, to $2.3 million during fiscal 1995 from $969,000 during fiscal 1994 and increased as a percentage of net sales to 3.7% during fiscal 1995 from 2.1% during fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company historically has funded its operations and capital requirements from cash generated from operations and borrowings. The Company's primary capital needs have consisted of acquisitions of inventory, funding accounts receivable, obtaining letters of credit and capital expenditures for product development. The Company's working capital at January 31, 1997 was approximately $2.6 million and unrestricted cash was approximately $1.5 million.

  The Company's operating activities provided net cash of $4.4 million during fiscal 1996, consisting primarily of a net increase in deferred income taxes, accounts payable and accrued liabilities and a decrease in accounts receivable, partially offset by an increase in inventories. Net cash used in investing activities during fiscal 1996 was $943,000, and consisted primarily of capital expenditures for manufacturing molds and equipment and an increase in shareholder insurance receivable and other assets. Net cash used by financing activities was $4.6 million during fiscal 1996, and represented a net repayment of the Company's borrowings.

  The seasonal nature of the toy business results in complex working capital needs. The Company's working capital needs, which the Company generally satisfies through short-term borrowings, are greatest in the first two fiscal quarters. To manage these working capital requirements, the Company maintains a line of credit facility (the "Hong Kong Credit Facility") with State Street Bank and Trust Company, Hong Kong Branch ("State Street"), and the Revolver with Bank One. Generally, the Company's factories provide open account credit with terms ranging from net 7 days to net 20 days. During each of fiscal 1995 and 1996, approximately 69% of the Company's FOB Asia net sales was made to customers that opened irrevocable letters of credit. This arrangement obligates the bank which opened the letter of credit to pay the Company when the finished product is delivered to the customer or the customer's freight consolidator in Asia.

  Under the Hong Kong Credit Facility, the Company may borrow up to 35% of the stated value of a customer's letter of credit upon delivery of the letter of credit, not to exceed $1.5 million for all letters of credit. The Company may borrow up to 100% of the stated value of the letter of credit, up to the available limit under the Hong Kong Credit Facility, when title passes to the customer or the customer's freight consolidator. The letters of credit are actually collected by State Street.

  The Hong Kong Credit Facility is a $5.0 million line of credit facility with State Street. Outstanding borrowings under the Hong Kong Credit Facility bear interest at State Street's prime rate of interest. Each outstanding borrowing under the line of credit is secured by a pledge of a letter of credit of like amount issued to the Company by a customer. The Company has also pledged $150,000 in cash as security for its obligations under the Hong Kong Credit Facility. The Hong Kong Credit Facility is terminable by State Street in its sole discretion, at which time the Company's obligations to State Street will be due and payable. In the event the Hong Kong Credit Facility is cancelled, the Company would need to replace it with a substitute facility. There can be no assurance the Company would be able to obtain such a substitute facility. As of March 31, 1997, the Company had outstanding indebtedness under the Hong Kong Credit Facility of $34,000, which accrued interest at 8.50%.

  The Revolver is a revolving line of credit with Bank One under which the Company may borrow up to the lesser of $9.0 million or its borrowing loan limit. Under the terms of the Revolver, the Company's borrowing loan limit is equal to (i) 80% of the Company's eligible accounts, plus (ii) 50% of the net value of all the Company's inventory located in, or in transit, to the United States, less (iii) principal amounts outstanding under the Revolver and the Bank One Loan, less (iv) the amount of all outstanding letters of credit. As of March 31, 1997, the borrowing loan limit calculated in this manner was $6.7 million. Borrowings under the Revolver bear interest at a fluctuating rate per annum equal to Bank One's prime rate plus 0.75%. In addition, the Company is required to pay a quarterly commitment fee equal to 0.25% of the average daily undrawn amounts. The obligations of the Company under the Revolver are secured by all the Company's United States accounts receivable, inventory, equipment, general intangibles and fixtures and 65% of the capital stock of DSI(HK) held by the Company. The Revolver contains various covenants, including, among others, maintenance of a minimum defined net worth, restrictions on dividends, and maintenance of certain financial ratios. The Revolver terminates on May 31, 1998, at which time all outstanding indebtedness is repayable in full. The Company has received a commitment letter from Bank One which provides that the termination date for the Revolver will be extended to May 31, 1999, upon the completion of the Offering. As of March 31, 1997, the Company had outstanding borrowings under the Revolver of approximately $5.8 million, which accrued interest at 9.25% per annum.

  The percentage of net sales represented by FOB Asia sales has decreased as the Company has increased its sales of basic products (products carried on a year-round basis) and has shifted its focus to sales of promoted products, both of which have resulted in the Company carrying more Houston inventory and related accounts receivable. To finance purchases of inventory and accounts receivable, primarily during the peak selling season, the Company utilizes borrowings under the Revolver and the Hong Kong Credit Facility. During fiscal 1996, the highest level of aggregate borrowings under the Revolver and the Hong Kong Credit Facility was $9.9 million (on August 15, 1996).

  The Company believes that available borrowings under the Revolver and the Hong Kong Credit Facility, cash from operations and net proceeds from the Offering to the Company will be sufficient to meet the Company's operating cash requirements, fund the Company's anticipated capital expenditures and fund scheduled debt service for the foreseeable future. The Company has budgeted approximately $850,000 for capital expenditures, consisting of purchases of tools, molds, office equipment and furnishings, for fiscal 1997. At March 31, 1997, the Company had an additional borrowing capacity of an aggregate of $1.3 million under the Revolver and the Hong Kong Credit Facility.

  The Company is obligated to make future minimum royalty payments under certain of its license agreements. As of January 31, 1997, the Company was required to make an aggregate of approximately $52,000 in payments of guaranteed royalties under these licenses in fiscal 1997 and $180,000 thereafter.

  As a part of the Company's strategy, the Company will evaluate potential acquisitions of other toy businesses or product lines which the Company believes would complement its existing business. As of the date of this Prospectus, the Company has no present understanding or agreement with respect to any acquisitions.

  In connection with any future cash needs or acquisition opportunities, the Company may incur additional debt or issue additional equity or debt securities depending on market conditions and other factors.

SEASONALITY

  The toy industry is very seasonal with the Christmas holiday season representing over two-thirds of total annual retail toy sales. The Company has experienced this seasonal pattern in its net sales. To accommodate this peak selling season, holiday toy lines are introduced early in the first calendar quarter. Retailers commit to their holiday season purchases during the first two calendar quarters and those orders are shipped from Asia to the retailers' distribution centers on a scheduled basis from May through September. As a result of the seasonality of the Company's business, the Company expects to incur a loss in the first quarter of each fiscal year for the foreseeable future and may incur a loss in the fourth quarter of such fiscal year depending upon the timing of product shipments.

  The following table depicts the seasonality of the Company's net sales by fiscal quarter for the 1994, 1995 and 1996 fiscal years:

                                     NET SALES BY FISCAL QUARTER
                       --------------------------------------------------------
                          FISCAL 1994        FISCAL 1995        FISCAL 1996
                       ------------------ ------------------ ------------------
FISCAL QUARTER         AMOUNT  PERCENTAGE AMOUNT  PERCENTAGE AMOUNT  PERCENTAGE
--------------         ------- ---------- ------- ---------- ------- ----------
                                  (IN THOUSANDS EXCEPT PERCENTAGES)
First................. $ 3,225     7.1%   $ 5,149     8.2%   $ 5,856     9.3%
Second................  18,004    39.8     19,314    30.6     18,097    28.6
Third.................  17,775    39.3     28,960    45.8     29,348    46.4
Fourth................   6,215    13.8      9,723    15.4      9,918    15.7
                       -------   -----    -------   -----    -------   -----
 Total................ $45,219   100.0%   $63,146   100.0%   $63,219   100.0%
                       =======   =====    =======   =====    =======   =====

INFLATION

  The Company does not believe that the relatively moderate rates of inflation in the United States in recent years have had a significant effect on its operations. Although recent rates of inflation in the Asia have resulted in an increase in the cost of manufacturing the Company's products, this increase in costs has been partially offset by an increase in total product sales prices. Thus, although increased costs have had a modest impact on margins, the Company does not believe that inflation in Asia has had a materially adverse effect on its operations.

RECENT ACCOUNTING PRONOUNCEMENTS

  During the first quarter of fiscal 1995, the Company adopted Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"). The adoption of SFAS 121 did not have any impact on the Company's financial position or results of operations. Upon approval of the Company's 1997 Stock Option Plan, the Company will adopt Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation ("SFAS 123"). The Company does not anticipate that the adoption of SFAS 123 will have any impact on its financial position or results of operations. With the adoption of SFAS 123, the Company will measure stock compensation costs using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and will provide pro forma disclosures of net income and earnings per share as if the fair value based method prescribed by SFAS 123 had been applied in measuring compensation expense in its annual financial statements.

                                   BUSINESS

GENERAL

  The Company designs, develops, markets and distributes high quality, value-priced toys and children's consumer electronics. The Company's core product categories are (i) juvenile audio products, including walkie-talkies, pre-school audio products, pre-teen audio products and musical toys; (ii) girls' toys, including dolls, play sets and accessories; and (iii) boys' toys, including radio control vehicles, action figures and western and military action toys. Founded in 1970, the Company historically was principally a supplier of non-proprietary toys to deep discount stores and regional drug store chains. With the addition of new senior management personnel in 1990, the Company began to market its expanding product line to major toy retailers by emphasizing innovative packaging and developing in-house brands. Further, in fiscal 1993, the Company began to emphasize the development and marketing of proprietary products, consisting of toys developed by the Company incorporating concepts licensed from outside inventors, products designed in-house, products for which the Company owns the mold and products incorporating well-known trademarks licensed to the Company. The Company introduced its first television-promoted proprietary product, the Rosie(R) doll, in fiscal 1995. Rosie(R) ranked as the number two selling doll by dollar amount (and number three by unit), in the large doll category during calendar 1995, as measured by the Toy Retail Sales Tracking Service.

  Traditionally a supplier of juvenile audio products and boys' toys, the Company has diversified its product offerings over the last two fiscal years, primarily through its expansion into the girls' toys category with the introduction of the Rosie(R) doll in fiscal 1995 and the Pattie(TM) doll in fiscal 1996. For fiscal 1997, the Company has introduced new products in its three core categories, as well as a new children's action game, Hoppin' Poppin' Spaceballs(TM). The Company seeks to enhance its position as a leading supplier of high quality, value-priced toys and intends to continue developing proprietary products, primarily through pursuing opportunities to license toy concepts from outside inventors and to license recognized trademarks. The Company believes that it offers its customers many value-priced products, which the Company believes are lower-priced alternatives to comparable products sold by other toy companies. The Company believes that this strategy of offering lower priced products to its customers provides them with opportunities to realize higher margins on sales of the Company's products as compared to sales of products offered by other toy companies.

  Since fiscal 1993, the Company's net sales have grown from $36.7 million to $63.2 million (or 72%) for fiscal 1996, and net income has grown from $362,000 to $2.2 million (or 494%) during the same period. The Company believes that this growth is attributable to several factors, including its ability to identify new products with broad appeal and to rapidly develop and market these products. The Company believes that its use of innovative packaging and increased utilization of brand names have also contributed to its growth. The Company offers several licensed products under the Kawasaki(R) brand name, including a radio-controlled motorcycle, guitars, keyboards and a percussion instrument. The Company also has developed and currently is marketing products incorporating several in-house brand names, including Digi-Tech(TM) (walkie-talkies), LA Rock(R) (musical toys and audio products), American Frontier(TM) (western role play toys), Combat Force Rangers(TM) (military role play toys) and My Music Maker(R) (musical toys and pre-school audio products). The Company believes that its use of brand names to market its products has increased name recognition of its products and contributed to the Company's increase in net sales over the past four fiscal years. The Company believes that it is the leading supplier of walkie-talkies to the top five United States toy retailers.

  The Company sells primarily to retailers, including mass merchandising discounters such as Wal-Mart, Kmart and Target, specialty toy stores such as Toys "R" Us, Kay-Bee Toy & Hobby and F.A.O. Schwarz, and deep discount stores such as Family Dollar Stores, Inc., Consolidated Stores Corporation and Value City Department Stores, Inc. Wal-Mart (19.5%), Kmart (13.7%) and Toys "R" Us (12.0%) each accounted for more than 10% of the Company's net sales in fiscal 1996. Although the Company's sales have been made primarily to customers based in the United States, international net sales accounted for approximately 19% of the Company's net sales during fiscal 1996.

  Approximately 56% of the Company's net sales (by dollar volume) were made FOB Asia during fiscal 1996. Products sold FOB Asia are shipped directly to customers from the factory and are not carried by the Company in inventory, thereby improving working capital utilization. The Company also maintains an inventory of certain products in its Houston, Texas facility, principally to support sales by the Company's customers who offer such products on a year-round basis. In addition, the Company's Houston facility maintains inventory to support the Company's television-promoted proprietary products.

INDUSTRY BACKGROUND

  The TMA, which tracks toy industry data, reported that for 1996, total domestic toy sales at the wholesale level, excluding video games, were approximately $13.9 billion, up from $13.4 billion in 1995. Domestic toy sales at the wholesale level, other than video games, have grown an average of 4.8% per year since the beginning of 1992. According to TMA, the United States is the world's largest market for toys, followed by Japan and Western Europe. The Company believes that the international markets represent an opportunity for future expansion.

  According to TMA, the top five toy retailers in the United States are Toys "R" Us, Wal-Mart, Kmart, Target and Kay-Bee Toy & Hobby. Collectively, these retailers accounted for approximately 54.4% of the domestic market for retail toy sales in 1995. The Company believes that the purchasing power of such large, discount oriented retailers has required toy suppliers, including the Company, to maintain competitive prices and to implement inventory control methods in order to respond quickly to consumer demands.

STRATEGY

  The Company seeks to enhance its position as a leading supplier of high quality, value-priced toys. The key components of the Company's strategy to achieve this goal are:

  Expansion of Product Offerings. The Company plans to continue to aggressively develop and market products in its three core categories, while taking a more opportunistic approach with respect to development of products outside its core categories. In furtherance of its strategy, in the girls' toy category the Company has introduced Baby Pick Me Up(TM) and the Dreamie Sweets(TM) line of dolls for fiscal 1997. In the juvenile audio category, the Company recently introduced the Kawasaki(R) Air Guitar(TM) and the Kawasaki(R) Big Bam Boom(TM) (an electronic percussion instrument), and in the boys' toys category, the Company introduced the Kawasaki(R) Ninja(R) Supergyro(TM) Motorcycle. The Company also has introduced its new children's action game, Hoppin' Poppin' Spaceballs(TM), for sale in the Spring/Summer of 1997. The Company intends to seek opportunities to acquire products, product lines and businesses that are complementary to the Company's products and business.

  Increased Emphasis on Proprietary Products. The Company intends to continue to develop proprietary products, which include products (i) that are based on concepts licensed from outside inventors (such as the Rosie(R) and Pattie(TM) dolls), (ii) that incorporate trademarks licensed by the Company (such as Kawasaki(R) guitars and keyboards), (iii) designed in-house or (iv) for which the Company owns the mold to manufacture the toy (such as the American Frontier(TM) line of western toy guns). Net sales of the Company's proprietary products have increased from approximately $8.7 million in fiscal 1993 to approximately $37.0 million in fiscal 1996. The Company believes that it has an ability to quickly bring new toy concepts from the development stage to market which, when successful, provides toy inventors with a royalty stream on an expedited basis. As a result, toy inventors increasingly are approaching the Company with innovative concepts, thus expanding the Company's access to proprietary products. The Company plans to seek exclusive rights to market and distribute toys licensed from toy inventors so that these toys, when introduced, are unique in the marketplace. The Company also plans to pursue trademark licensing opportunities with companies that have recognized names. Consistent with its past practices, the Company plans to take an opportunistic approach with respect to developing and marketing products based upon licenses for entertainment characters.

  Increased Utilization of Brands. The Company intends to continue to expand its use of brands in marketing its toys. A key component of the Company's strategy is to pursue attractive trademark licensing opportunities with companies that have recognized brand names that can be incorporated into the designs or names of the Company's products. The Company currently licenses the Kawasaki(R) brand name for use in the names and designs of toys modelled on products that are not normally associated with the Kawasaki(R) name, such as walkie-talkies, keyboards and toy musical instruments, as well as the new Kawasaki(R) Ninja(R) Supergyro(TM) Motorcycle. The Company believes that the Kawasaki(R) brand name is well-recognized by consumers of all ages and will seek to continue to capitalize on this brand-recognition. The Company will continue to seek opportunities to develop strategic relationships with other companies with well-recognized brand names. The Company also plans to introduce new products under its current in-house brand names and to develop new brand names as it increases the diversity of its product offerings. Current in-house brand names include Digi-Tech(TM), LA Rock(R), My Music Maker(R), American Frontier(TM) and Combat Force Rangers(TM).

  Emphasis on Marketing/Packaging and Pricepoint. The Company's innovative packaging skills are an important element of its product marketing strategy. The Company attempts to package products using eye-catching colors and graphics, often using "try me" packaging that encourages consumers to try or "self-demonstrate" a product still in its packaging. The Company believes that such packaging often differentiates its products from its competitors' products. The vast majority of the Company's products are priced at or below a retail price of $20. The Company believes that its products generally offer attractive, lower-priced alternatives to comparable products sold by other toy companies.

  Expansion of Distribution and Customer Base. The Company intends to seek opportunities to increase sales to existing customers and to expand its customer base in both the United States and international markets. In order to generate additional sales to the Company's existing customers, the Company will continue to emphasize new product offerings, product quality, presentation and packaging, value pricing, product safety, and rapid and accurate order fulfillment. The Company also believes that opportunities exist for sales to additional retailers, international distributors and non-traditional customers such as home television shopping networks. The Company believes that television advertising will have a positive effect on sales to its existing customers and will increase its opportunity to make sales to new customers.

PRODUCTS

  The Company's product philosophy is to provide high quality toys in attractive and innovative packaging. The Company employs a value-pricing concept, with the vast majority of its products priced at or below $20 retail. The Company attempts to package products using eye-catching colors and graphics, often using "try me" packaging that encourages consumers to try a product still in its packaging. The following chart sets forth by category the Company's major products:

 CATEGORY/Lines                             REPRESENTATIVE PRODUCTS
 --------------                ------------------------------------------------
 GIRLS' TOYS
 Dolls                         Rosie(R), a soft-body doll that sings the
                                children's song "Ring Around the Rosie" when
                                the doll's hands are held; available in 17
                         LOGO   languages.
                               Rosie's Best Friend, Pattie(TM), a soft-body
                                doll that recites the children's rhyme "pattie-
                                cake" when her hands are clapped together;
                         LOGO   available in four languages.
                               Baby Pick Me Up(TM), a soft-body doll that says,
                                "Pick me up, Mommy," laughs and giggles, and
                         LOGO   asks to "Do it again." (New for fiscal 1997)
                               Dreamie Sweets(TM), a soft-body doll line
                                consisting of five separately-sold, 10-inch
                                dolls, each with a wand that lights up when her
                         LOGO   hand is held. (New for fiscal 1997)
 BOYS' TOYS
                               American Frontier(TM), a brand of western toy
 Western Toys                   guns and play sets.
                               Combat Force Rangers(TM), a brand of military
 Military Toys           LOGO   toy guns and play sets.
                               Real Tech(R), a brand of battery operated light
 Fantasy Space Guns             and sound space guns.
 Radio Control Vehicles        Kawasaki(R) Ninja(R) Supergyro(TM) Motorcycle, a
                                radio-controlled motorcycle that uses unique
                                gyroscope technology for stability. (New for
                         LOGO   fiscal 1997)
 JUVENILE AUDIO
  PRODUCTS
 Walkie-Talkies                Digi-Tech(TM), Escort(R), Kawasaki(R) and Combat
                                Force Rangers(TM), brands of hand-held and
                                headset units, base station units and other
                         LOGO   models.
 Musical Toys                  Kawasaki(R) Power Chords(TM), a battery-operated
                         LOGO   guitar.
                               My Music Maker(R) battery-operated keyboards.
                               Kawasaki(R) Air Guitar(TM), a battery-operated
                                guitar that plays six different bars of rock
                                music, with five control keys and a "whammy"
                                bar. (New for fiscal 1997)
                               Kawasaki(R) Big Bam Boom(TM), an electronic
                                percussion instrument with four drum pads and
                                nine buttons that allow children to create drum
                                riffs and other percussion effects. (New for
                                fiscal 1997)
                               Kawasaki(R) Country Guitar, a battery-operated
                                guitar that plays six different bars of country
                                music, with five control keys and a "whammy"
                                bar. (New for fiscal 1997)
                               My Music Maker(R) sing-along cassette players
 Pre-school Audio               and radios.
 Pre-teen Audio          LOGO  LA Rock(R) personal cassette players and radios.
 OTHER
 Games                         Hoppin' Poppin' Spaceballs(TM), a table-top
                                action game for children aged four and older,
                                engaging two to four players who attempt to
                         LOGO   capture colored balls that fly around in an
                                enclosed dome. (New for fiscal 1997)
 Play Table                    Build-A-Lot(TM) block building table, a
                                children's play table that can be used as a
                                base for plastic building blocks. (New for
                         LOGO   fiscal 1997)

  The following table depicts the Company's net sales, as a percentage of total net sales, by product category for the periods indicated.

                                                               FISCAL YEAR
                                                            -------------------
PRODUCT CATEGORY                                            1994   1995   1996
----------------                                            -----  -----  -----
Juvenile audio products....................................  48.5%  46.3%  49.5%
Girls' toys................................................   4.0   33.5   40.8
Boys' toys.................................................  36.2   13.5    6.0
Other......................................................  11.3    6.7    3.7
                                                            -----  -----  -----
    Total.................................................. 100.0% 100.0% 100.0%
                                                            =====  =====  =====

  Between 30% and 40% of the Company's products (by dollar volume of net sales) are replaced each year through the introduction of new products. As a result of this turnover, product development is a critical and ongoing concern. The Company develops both proprietary and non-proprietary products. The Company's proprietary product lines currently consist of approximately 38 products (i) that are licensed from outside inventors and designers, (ii) that incorporate trademarks licensed by the Company, (iii) designed in-house or
(iv) for which the Company owns the mold to manufacture the toy. For each product in the fourth proprietary category, the Company or the inventor owns the intellectual property of the design, and the Company owns the required tooling, dies and molds necessary to manufacture the product. Proprietary toys accounted for approximately 51% and 59% of the Company's net sales during fiscal 1995 and fiscal 1996, respectively. The Company's proprietary products generally yield higher gross margins to the Company than non-proprietary toys.

  Non-proprietary products are defined by the Company as toys designed and manufactured by independent toy manufacturers and marketed by the Company, usually on an exclusive basis in the Company's primary markets. The Company selects its non-proprietary product introductions on the basis of the Company's evaluation of several factors, including the quality and pricing of the product, as well as whether the product presents an opportunity for the Company to utilize its packaging and marketing skills to differentiate the product from other toys. The Company often markets these toys under in-house brands, such as Digi-Tech(TM) and LA Rock(R). Non-proprietary products accounted for approximately 49% and 41% of the Company's net sales for fiscal 1995 and fiscal 1996, respectively.

LICENSE AGREEMENTS

  The Company enters into license agreements with toy inventors and designers that give the Company the right to manufacture and market a product or technology invented or designed by the inventor. In return, the Company agrees to pay to the inventor a percentage of net sales of the Company's product that is based on the inventor's product or technology. Typically, this annual royalty ranges from 4% to 7% of net sales. Sales of products that are based on products or technology acquired by the Company from the inventor thereof, such as the Rosie(R) doll, accounted for approximately 31% and 41% of the Company's net sales during fiscal 1995 and fiscal 1996, respectively. The acquisition of licenses typically requires the payment of non-refundable advances and/or guaranteed minimum royalties. As of January 31, 1997, minimum future guaranteed payments by the Company under licenses aggregated approximately $232,000. The Company has a license agreement with Kawasaki Motors Corp., USA authorizing the Company to use the Kawasaki(R) brand name in connection with several different products, including the Kawasaki(R) Ninja(R) Supergyro(TM) Motorcycle, which the Company has introduced for fiscal 1997. See "Business-- Products."

  The Company does not rely significantly upon licenses of characters and trademarks from entertainment companies. During fiscal 1996, sales of toys that were the subject of license agreements with entertainment companies accounted for less than 1% of the Company's net sales. The Company believes that although development of products under entertainment licenses can fuel rapid growth, such licenses may also subject the licensee to substantial risk and expense if they provide for substantial up-front royalty commitments, high minimum guaranteed royalty payments and restrictions on product development. Consistent with its past practices, the Company plans to take an opportunistic approach with respect to opportunities to develop and market products based upon licenses for entertainment characters.

CUSTOMERS

  The Company made sales to over 400 different customers in approximately 40 countries during fiscal 1996. The table below sets forth the Company's net sales by geographic area as a percentage of total net sales for the specified periods.

                                                               FISCAL YEAR
                                                            -------------------
GEOGRAPHIC AREA                                             1994   1995   1996
---------------                                             -----  -----  -----
United States..............................................  80.6%  82.5%  81.4%
Europe.....................................................   8.3    8.1    9.2
Other North America (Canada and Mexico)....................   5.0    4.2    3.7
Oceana.....................................................   2.9    2.7    2.4
South and Central America..................................   2.3    1.5    1.7
Asia.......................................................   0.4    0.7    1.4
Other (Middle East and Africa).............................   0.5    0.3    0.2
                                                            -----  -----  -----
    Total.................................................. 100.0% 100.0% 100.0%
                                                            =====  =====  =====

  The Company's principal customers are retailers, including mass merchandising discounters such as Wal-Mart, Kmart and Target, specialty toy stores such as Toys "R" Us, Kay Bee Toy & Hobby, F.A.O. Schwarz and Noodle Kidoodle (Greenman Bros., Inc.), and deep discount stores such as Family Dollar Stores, Consolidated Stores and Value City Department Stores. The Company's top five customers accounted for approximately 54.5% of the Company's net sales in fiscal 1996. Wal-Mart (19.5%), Kmart (13.7%) and Toys "R" Us (12.0%) each accounted for more than 10% of the Company's net sales during the same period. For the prior two fiscal years, the only customers that accounted for more than 10% of the Company's net sales were Wal-Mart (17.2%) and Kmart (12.7%) for fiscal 1995 and Kmart (11.3%) and West Coast Liquidators (10.4%) for fiscal 1994. During fiscal 1996, the Company's sales to Toys "R" Us, Wal-Mart, Kmart, Target and Kay-Bee Toy & Hobby, the five largest toy retailers in the United States, increased as a percentage of the Company's net sales to 54.5%, compared to 44.9% during fiscal 1995 and 27.9% during fiscal 1994.

SALES AND MARKETING

  The Company has implemented a selling strategy that consists of supporting the marketing and sales efforts of its executive management with a combination of in-house sales personnel and a network of independent, commission-based sales representatives. All significant product presentations are made by either executive management, in the case of new product presentations, or in-house sales personnel. The independent sales representatives manage the day-to-day account administration.

  New toys are marketed primarily by members of the Company's executive management at the Company's showrooms in Hong Kong, New York and Dallas during the times when major, international toy shows are taking place in those cities (Hong Kong in January, June and September/October, Dallas in January, and New York in February). The Company believes that most of its customers are active at these toy shows. The Company also maintains a showroom at its headquarters in Houston.

  The Company generally accepts returns for defective merchandise, although the value of such returns has historically not been significant. In accordance with industry practice, the Company sometimes allows retailers to return slow-moving items for credit and also sometimes provides price protection by making any price reductions effective as to all products then held by retailers in inventory. The Company expects that it will continue to make such accommodations in the future.

  In international markets, the Company generally sells its products to independent distributors. These distributors retain their own sales representatives and product showrooms at which products such as the Company's are marketed and sold. The Company also makes some sales directly to international retailers, principally as a result of contacts made at the Company's showrooms.

ADVERTISING

  The Company currently allocates a majority of its advertising budget to television promotion. The Company utilized a television campaign for the first time in fiscal 1995 in connection with the introduction of the Rosie(R) doll. The Company increased its television advertising budget in fiscal 1996, using television commercials to promote both the Rosie(R) and Pattie(TM) dolls. The Company intends to continue to utilize a promotional strategy whereby the Company will advertise certain of its proprietary products. The Company believes that television advertising, properly utilized, has a positive effect on sales. Although a majority of the Company's advertising budget is allocated to television, the Company continues to expend a portion of its advertising budget to promote its products through retail catalogs, advertisement in trade magazines, and cooperative promotional efforts of retailers. The Company has begun utilizing in-store radio promotions at Toys "R" Us to promote certain of its products. The Company's Director of Marketing helps coordinate the advertising efforts of the Company.

MANUFACTURING

  The Company annually contracts with approximately 40 independent manufacturers located principally in the PRC within a 200-mile radius of Hong Kong for the manufacturing of its products. The Company may use more than one manufacturer to produce a single product. The only manufacturers that accounted for more than 10% of the Company's purchases of products during fiscal 1996 were GMT Industrial Ltd. (26.1%), which manufactured walkie-talkie and musical toys products for the Company, Ocean Dragon Industrial Co. Ltd. (15.6%), which manufactured Rosie(R) and Pattie(TM) dolls and Loyal Technology Co. Ltd. (14.4%), which manufactured certain walkie-talkies and radios. Manufacturing commitments are made on a purchase order basis. The Company does not have long-term contractual arrangements with its manufacturers.

  Decisions related to the choice of manufacturer for non-proprietary products generally are based on reliability, quality of merchandise, price and the ability of the manufacturer to meet the Company's or its customers' timing requirements for delivery. Proprietary products designed by the Company are placed with a specific manufacturer whose expertise is in that type of toy. The Company currently has its tooling placed in several different manufacturing facilities and generally receives 60 to 90 day delivery after its orders are booked.

  The Company believes that its presence in Hong Kong through its subsidiary DSI(HK) has enhanced the Company's relationships with manufacturers in the PRC and has allowed the Company to closely monitor manufacturing operations, including quality control, production scheduling and order fulfillment. DSI(HK) utilizes a quality control staff of five degreed engineers, a quality assurance staff of two engineers, and nine full-time inspectors who rotate among the various plants at which the Company's products are being manufactured.

  The principal materials used in the production of the Company's products are plastics, integrated circuits, batteries, corrugated paper (used in packaging and packing material) and acrylic textiles. The Company believes that an adequate supply of materials used in the manufacture and packaging of its products is readily available from existing and alternative sources at reasonable prices.

DISTRIBUTION

  The Company's distribution strategy focuses on distributing its products either through FOB Asia sales or through direct sales made from inventory maintained at its Houston facility. For FOB Asia sales, the customer places its order and shipping instructions, and the toys are then manufactured and shipped directly to the customer or its freight consolidator from the factory. Following the October 1993 acquisition by DSI(HK) of certain assets of its Hong Kong distributor, the Company has used its Hong Kong personnel to conduct the FOB Asia business. The Company believes that its Hong Kong presence has contributed to the success of its FOB Asia business because the Company does not have to utilize independent agents, who may have conflicting interests.

  Basic, continuous stock toys that are offered by retailers on a year-round basis generally are shipped to customers by the Company from its inventory in Houston. In addition, certain faster-selling toys are often shipped directly to major customers for seasonal selling as well as stocked by the Company in Houston for peak season back-up and continuous supply. The Company also maintains inventory which is committed to specific customers for peak holiday season support as well as some inventory which is available for smaller retailers and for opportunistic selling strategies. The Company's television-promoted proprietary products generally are shipped to customers from the Company's inventory in Houston.

  Most of the Company's larger customers have instituted electronic data interchange ("EDI") programs to reduce the retailers' inventory carrying requirements and place more inventory risk on the supplier. When selling toys out of its Houston inventory, the Company participates in the EDI programs of most of its customers who have established an EDI program, including Kmart, Wal-Mart, Toys "R" Us, Target and Kay-Bee Toy & Hobby. Although these programs require the Company to bear some inventory risk, the Company believes the programs can be utilized to monitor store inventory levels, schedule production to meet anticipated reorders and maintain sufficient inventory levels to both serve its customers and better manage its own inventory.

COMPETITION

  The toy industry is highly competitive. Dun & Bradstreet categorizes over 1,000 companies, including the Company, as toy manufacturers. Competitive factors include product appeal, new product development, price and order fulfillment. The Company competes with many companies that have greater financial resources and advertising budgets than the Company. The largest United States toy companies are Mattel, Inc., Hasbro, Inc. and Tyco Toys, Inc. (which has agreed to merge with Mattel, Inc.), and the Company considers YES! Entertainment Corporation, Toy Biz, Inc., Galoob Toys, Inc., Kidd Designs, Inc. (a division of SDI Technologies Inc.) and Alaron, Inc. to be among its other competitors. In addition, due to the low barriers to entry into the toy business, the Company competes with many smaller toy companies, some of which market single products.

SEASONAL PATTERNS

  The toy industry is very seasonal with the holiday selling season representing over two-thirds of annual sales at retail. To accommodate this peak selling season, holiday toy lines are introduced early in the first quarter at toy shows in Hong Kong, Dallas and New York. Generally, retailers commit to their holiday season purchases during the first two calendar quarters and those orders are shipped from Asia to the retailers' distribution centers on a scheduled basis from May through September. During the last two full fiscal years, an average of approximately 87% of the Company's annual Hong Kong-based sales have occurred between the months of May through October. Sales from Houston historically have tended to occur closer to the holiday season to provide peak holiday season inventory to certain large retailers and to ship to smaller retailers that have not chosen to purchase products FOB Asia. During the last two fiscal years, an average of approximately 66% of the Company's annual Houston-based sales have occurred during the months of August through November.

GOVERNMENT AND INDUSTRY REGULATION

  The Company is subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. Such Acts empower the United States Consumer Products Safety Commission (the "CPSC") to protect the public from hazardous goods. The CPSC has the authority to exclude from the market goods that are found to be hazardous and require a manufacturer to repurchase such goods under certain circumstances. The Company sends samples of all of its marketed products to independent laboratories to test for compliance with the CPSC's rules and regulations, as well as with the product standards of the TMA. The

Company is not required to comply with the product standards of the TMA, but voluntarily does so. Similar consumer protection laws exist in state and local jurisdictions within the United States as well as certain foreign countries. The Company designs its products to exceed the highest safety standards imposed or recommended either by government or industry regulatory authorities. To date, the Company has not been found to be in material violation of any governmental product standard with respect to the Company's products.

TARIFFS AND DUTIES

  In December 1994, the United States approved a trade agreement pursuant to which import duties on toys, games, dolls and other specified items were eliminated effective January 1, 1995 from products manufactured in all MFN countries (including the PRC). Increases in quotas, duties, tariffs or other changes or trade restrictions which may be imposed in the future would have a material adverse effect on the Company's financial condition, operating results or ability to import products. In particular, the Company's costs would be increased if the PRC's MFN status is revoked. The loss of MFN status for the PRC would result in substantial duties on the cost of toy products manufactured in the PRC and imported into the United States.

  In 1996, the United States government proposed retaliatory trade sanctions against the PRC, which would have included increased duties on selected products, but would not have included the Company's products originating in the PRC. The United States and PRC eventually agreed on settlement terms avoiding these sanctions. Any future imposition of trade sanctions by the United States and subsequent retaliatory actions by the Chinese government could result in supply disruptions and higher merchandise costs to the Company. The Company could attempt to mitigate the effects of an increase in duties by shifting its manufacturing to other countries, but there can be no assurance that the Company would be successful in this regard.

INTELLECTUAL PROPERTY

  The Company has been utilizing the mark "DSI" since 1991 and believes it has common law trademark rights to the mark. The Company applied for a registered trademark for "DSI Toys" in the United States in January 1996 and will seek to register the trademark in other countries where the Company markets and distributes its products. The Company believes it has the rights to use the mark in the manner in which it is currently used.

  The Company has the following United States registered trademarks for various products and product categories currently being marketed: Cool Keys(R), Desert Shield(R), Escort(R), Handyman Jr.(R), Hydro Blaster(R), Hydro Shield(R), Jam Stand(R), Ka-Splash(R), LA Rock(R), Magic Steering Wheel(R), Mega Blaster(R), Mountain King Express(R), Music Maker(R), My Music Maker(R), Police Escort(R), Pop 'N Score(R), Real Tech(R), Rosie(R), Sabre Blaster(R), Secret Service(R), Star Hunter(R), Trak Champs(R), Ultimatron(R), Vrooom(R), Wave Weapon(R), and Wheels of Prey(R). The Company believes it has the rights to use these marks for the product lines on which they are currently used.

  The Company believes it has trademark rights with respect to certain additional products and product lines, including Air Guitar(TM), Big Bam Boom(TM), Baby Pick Me Up(TM), Build-A-Lot(TM), Country Chords(TM), Dreamie Sweets(TM), Hoppin' Poppin' Spaceballs(TM), Mad World(TM), Pattie(TM), Rosie's Best Friend, Pattie(TM), and Tracker(TM) in the United States. The Company has applied for trademark protection for the mark Rosie(R) in all countries in which the Rosie(R) doll has been sold. The Company believes it has the rights to use these marks for the product lines on which they are, or will be, used.

EMPLOYEES

  As of January 31, 1997, the Company had a total of 70 employees, of whom 44 are employees of DSI(HK) and are based in Hong Kong, and 26 are employees of DSI and are based in Houston. Of the Houston based employees, 5 are engaged in sales and marketing, 4 are involved in design and development, 4 are involved in warehousing and distribution and 13 are involved in finance and administration. Of the Hong Kong based employees, 8 are engaged in sales and merchandising, 14 are engaged in engineering, including product quality assurance and quality control, 12 are involved in finance and administration and 10 are involved in shipping and distribution. None of the Company's employees is subject to a collective bargaining agreement. The Company has experienced no work stoppages and believes that its labor relations are satisfactory.

FACILITIES

  The Company's principal executive offices and showroom and principal warehouse are located in Houston, Texas, where the Company occupies approximately 14,000 square feet of office and showroom space and 32,000 square feet of dock-high warehouse space. The Company leases this space from Tommy Moss Family Partnership, Ltd. pursuant to a lease that commenced on June 2, 1992 and terminates on August 31, 2002. The base rental for this lease is $16,100 per month ($4.20 per square foot on an annual basis). The lease provides for an annual increase in rent based on projected cost of living and tax escalation adjustments. See "Certain Transactions."

  The Company leases a 2,200 square foot showroom in the Toy Center building in New York at 200 Fifth Avenue. This lease commenced on January 1, 1993 and will terminate on April 30, 2003. The base rental for this lease is $6,026 per month ($32.87 per square foot on an annual basis), subject to cost of living and tax escalations. The facility is staffed only during toy shows and specially scheduled customer showings.

  The Company leases 7,178 square feet of office and showroom space in Hong Kong under a lease that commenced on January 1, 1995 and terminates in March, 1998. The base rental for the lease term is $32,514 per month based on current currency exchange rates ($54.35 per square foot on an annual basis).

  The Company is leasing 1,080 square feet of showroom space in the World Trade Center Building in Dallas, Texas for a three-year term that began on June 1, 1996. The base rental for this lease is currently $925 per month ($10.28 per square foot on an annual basis).

  The Company leases a small storage facility in Hong Kong and a small office in Bentonville, Arkansas. From time to time, the Company rents excess warehouse facilities in Houston to accommodate peak seasonal needs.

LEGAL PROCEEDINGS

  The Company is involved in various legal proceedings and claims incident to the normal conduct of its business. The Company believes that such legal proceedings and claims, individually and in the aggregate, are not likely to have a material adverse effect on its financial position or results of operations. The Company maintains product liability and general liability insurance in amounts it believes to be reasonable.

  The Company has determined that payments aggregating approximately $1.0 million which were made by DSI(HK) (or its predecessor) from fiscal 1988 through fiscal 1994 were misclassified as sales commissions. An independent investigator determined that such payments principally were made at the direction of the Company's former sole shareholder and should have been classified as compensation expense and consulting fees. In the event the Company incurs any tax liability relating to such payments, the Company intends to pursue a claim for indemnification against the Estate of Tommy Moss under the indemnity agreement entered into among Mr. Moss, RAC and the Company in connection with the Recapitalization which the Company believes covers any such tax liabilities.

  On February 27, 1997, a former independent sales representative for the Company sued the Company and the Estate of Tommy Moss for additional royalties and sales commissions in Probate Court No. 3 of Harris County, Texas. The representative also is seeking to recover exemplary damages, interest, costs and attorneys fees. Although the Company believes that it has fulfilled its obligations to this representative and intends to defend against the claims, there can be no assurance as to the outcome of this lawsuit.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

  NAME                   AGE                           POSITION
  ----                   ---                           --------
M. D. Davis.............  62 Chairman of the Board and Chief Executive Officer
Richard R. Neitz........  48 President, Chief Operating Officer and Director
Tommy Yau...............  48 Managing Director--DSI(HK)
J. Russell Denson.......  46 Executive Vice President and Chief Financial Officer
Dale Y. Chen............  45 Vice President and Controller
Thomas V. Yarnell.......  43 Administrative Vice President, General Counsel and Secretary
Barry B. Conrad.........  56 Director
Jack R. Crosby..........  70 Director
Joseph N. Matlock.......  48 Director
Douglas A. Smith........  45 Director

--------

  Set forth below is a description of the backgrounds of each of the directors and executive officers of the Company.

  M. D. Davis has served as the Chairman of the Board and Chief Executive Officer since December 1995. Prior to joining the Company, Mr. Davis spent eighteen years with Ernst & Whinney in Houston, where, as a partner, he headed the healthcare practice. He left Ernst & Whinney in 1981 when he purchased Southwest Medical Packaging, Inc. This company was sold to Cooper Vision, Inc. (now Cooper Company, Inc.) in 1985 and later to Alcon Laboratories, Inc. in 1989. During this time, Mr. Davis maintained senior management positions at both companies. In 1990, Mr. Davis and another employee acquired Southwest Medical Packaging, Inc. from Alcon Laboratories. In June 1994, this company was sold to Maxxim Medical, Inc. From June 1994 until December 1995, Mr. Davis was engaged in personal investment activities.

  Richard R. Neitz has served as President of the Company since March 1992 and Vice President, Marketing and Product Development from March 1990 to March 1992. He has served as Chief Operating Officer and director since December 1995. Prior to joining the Company in 1990, Mr. Neitz served in various management and marketing positions with Main Street Ltd., Joseph Markovits, Inc., Toys "R" Us and McCrory Stores. Mr. Neitz has approximately 17 years of experience in the toy industry and related businesses.

  Tommy Yau has served as Managing Director of DSI(HK) since October 1993. From January 1991 until January 1993 he served as Managing Director of Arco Toys Ltd. (a Mattel company), and from January 1987 until December 1990, he served as Vice President of Operations for that company. From April 1986 to December 1986, he served as Vice President of Operations for Arco Industries Ltd. Mr. Yau has approximately 28 years of experience in the toy industry.

  J. Russell Denson has served as Executive Vice President and Chief Financial Officer of the Company since March 1997. From February 1992 to February 1997, Mr. Denson served as President, Chief Financial Officer and a director of Houston Biotechnology Incorporated, a publicly held biopharmaceutical company, until it was merged with Medarex, Inc. Mr. Denson will continue to provide transition services to Medarex, Inc. up to May 31, 1997. From 1987 to 1992, Mr. Denson was the Managing Partner of The Denson Publishing Group in Houston, Texas. From 1981 to 1987, Mr. Denson was the Executive Vice President of HEI Corporation, a publicly held hospital management company, and he served as its Chief Financial Officer during its initial public offering in 1983. Mr. Denson is a certified public accountant.

  Dale Y. Chen has served as Controller of the Company since August 1992 and as Vice President of the Company since April 1995. From 1986 to June 1992, Mr. Chen served as Accounting Manager for SIGMA

Management Company. Prior to 1986, he served as Vice President and Assistant Treasurer of Ben Milam Savings and Loan Association.

  Thomas V. Yarnell has served as Vice President of the Company since October 1989, General Counsel since February 1990 and Secretary since April 1991. Prior to joining the Company in 1989, Mr. Yarnell worked as an attorney for Texaco, Inc., Houston Division, and practiced law for a general practice law firm.

  Barry B. Conrad has served as a director of the Company since December 1995. Mr. Conrad is a co-founder and Managing Partner of Conrad/Collins Merchant Banking Group Ltd., a Dallas, Texas-based merchant bank formed in 1988 that is active in leveraged buyouts of middle-market companies in the southwestern United States. Mr. Conrad has extensive investment banking experience.

  Jack R. Crosby has served as a director of the Company since December 1995. Mr. Crosby is the founder and Chairman of Rust Capital, Ltd., a small business investment partnership headquartered in Texas. Mr. Crosby has co-founded and/or financed two private venture capital funds and has been one of the co-founders of eight multiple system cable companies. He is the founder, President and CEO of Tescorp, Inc., a publicly traded company which owns and operates cable television systems in Argentina. He serves on the board of directors of Tescorp, Inc., Battle Mountain Gold Company and National Dentex Corporation.

  Joseph N. Matlock has served as a director of the Company since December 1995. Mr. Matlock has spent the majority of his career in the financial services industry. From January 1986 to September 1988, Mr. Matlock served as Chairman, Chief Executive Officer and President of Franklin Savings Association in Austin, Texas; and from September 1988 through September 1994, he served as Chief Executive Officer, President and a director of Franklin Federal. From September 1994 to January 1996, he was engaged in the merchant banking and consulting business. From September 1995 to the present, he has served as President (and was the founder) of AffordAmerica, Inc. which provides housing for low income families. From January 1996 to the present, he has served as Director of Business and Community Relations for Bank of America.

  Douglas A. Smith has served as a director of the Company since March 1996. Since 1983, Mr. Smith has been President of Vanguard Investment Company, which has been active in leveraged buy-outs of middle market companies. Since July 1996, Mr. Smith has also served as a principal of Wingate Partners, a private equity group based in Dallas, Texas.

  Directors are elected at the annual meeting of shareholders to serve during the following year and until a successor is duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or officers of the Company.

COMPENSATION OF DIRECTORS; COMMITTEES

  Directors of the Company who are not full-time employees or retained by the Company as consultants are paid a retainer of $5,000 per fiscal quarter plus reasonable out-of-pocket expenses incurred in attending Board of Directors meetings. In addition, pursuant to the Company's 1997 Stock Option Plan, each of the current non-employee directors are eligible to receive grants of options to purchase shares of Common Stock. See "--1997 Stock Option Plan."

  The Board of Directors recently has established standing audit and compensation committees. The audit committee, whose members are Messrs. Matlock, Davis and Conrad, reviews the scope and results of the audit and other services provided by the Company's independent accountants. The members of the compensation committee are Messrs. Conrad, Matlock and Crosby, all of whom are independent directors. The compensation committee sets the compensation levels and employment benefits of all officers of the Company. The compensation committee administers the 1997 Stock Option Plan and makes awards under such plan. The Board of Directors does not have a nominating committee. The selection of nominees for the Board of Directors is made by the entire Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In connection with services rendered by Mr. Matlock in connection with the Recapitalization, the Company agreed to pay Mr. Matlock the sum of $240,000 in three equal payments due on January 1, 1996, 1997 and 1998. Mr. Matlock is a member of the compensation committee of the Board of Directors of the Company.

  The Company has agreed to pay MBG a fee of $100,000 upon the consummation of this Offering as compensation for financial advisory services rendered by MBG to the Company. The general partner of MBG is Conrad/Collins, Inc., of which Mr. Conrad is an officer and director and in which Mr. Conrad owns a controlling interest. Mr. Conrad is a member of the compensation committee of the Board of Directors of the Company.

  No member of the Board of Directors of the Company, its current compensation committee or the compensation committee that served during the fiscal year ended January 31, 1997 serves as a member of the Board of Directors or compensation committee of an entity that has one or more executive officers serving as a member of the Company's Board of Directors or compensation committee.

EXECUTIVE COMPENSATION

  The following table sets forth certain information with respect to compensation paid for fiscal 1996 to the Company's Chief Executive Officer and the other executive officers of the Company who received compensation in excess of $100,000 (the "Named Officers").

                          SUMMARY COMPENSATION TABLE

                                  ANNUAL COMPENSATION
                                  ------------------------
                                                                   ALL OTHER
NAME AND PRINCIPAL POSITION        SALARY       BONUS(1)        COMPENSATION(2)
---------------------------       ----------    ----------      ---------------
M. D. Davis...................... $  150,000          500           $ 9,500
 Chairman of the Board and Chief
  Executive Officer
Richard R. Neitz................. $  225,000          500           $ 9,500
 President, Chief Operating Offi-
  cer and Director
Tommy Yau........................ $  180,000(3)  $  9,500(3)(4)         --
 Managing Director--DSI(HK)
Dale Y. Chen..................... $  100,000     $  6,000           $ 9,500
 Vice President and Controller
Thomas V. Yarnell................ $   90,000     $  5,300           $ 7,263
 Administrative Vice President,
  General Counsel and Secretary

--------
(1) No individual named above received perquisites or non-cash compensation during fiscal 1996 exceeding the lesser of $50,000 or an amount equal to 10% of such person's annual salary and bonus.

(2) Consists of Company contributions to a defined contribution plan.

(3) Based on currency exchange rates at January 31, 1997. Mr. Yau's salary is paid by DSI(HK) in Hong Kong dollars.

(4) Amount represents a discretionary bonus paid to Tommy Yau.

EMPLOYMENT AGREEMENTS

  Effective January 2, 1996, M. D. Davis entered into an employment agreement with the Company, pursuant to which he will be employed as Chairman of the Board and Chief Executive Officer of the Company until

December 31, 1998 and will be paid an annual salary of $150,000 (which salary may be raised at the discretion of the Board of Directors). The agreement contains non-competition and non-solicitation provisions applicable during the term of employment under the agreement and until one year after termination of employment. Upon termination of Mr. Davis's employment without cause, the Company must continue to pay Mr. Davis his salary for a period of six months (or one year if the non-competition provision is enforced) following termination.

  Effective December 11, 1995, Richard R. Neitz entered into an employment agreement with the Company. Pursuant to this agreement, Mr. Neitz will be employed as President and Chief Operating Officer until January 31, 2000 and will be paid an annual salary of $225,000. Beginning with fiscal 1996, Mr. Neitz is entitled to a fiscal year-end performance bonus equal to 2% of the Company's total pre-tax income, provided that such pre-tax income exceeds $5.8 million. The agreement contains non-competition and non-solicitation provisions applicable during the term of employment under the agreement and until one year after termination of employment. Upon termination of Mr. Neitz's employment without cause the Company must continue to pay Mr. Neitz his salary for a period of six months (or one year if the non-competition provision is enforced) following termination and must pay a pro-rated performance bonus.

  Effective December 11, 1995, Tommy Yau entered into an employment agreement with DSI(HK), pursuant to which he will be employed as Managing Director of DSI(HK) until January 31, 2000 and will be paid a monthly salary of HK $116,000 (approximately $15,000 based on currency exchange rates as of January 31, 1997). Beginning with fiscal 1996, Mr. Yau is entitled to a fiscal year-end performance bonus equal to 1.5% of the Company's total pre-tax income, provided that such pre-tax income exceeds $5.8 million. The agreement contains non-competition and non-solicitation provisions applicable during the term of employment under the agreement and until one year after termination of employment. Upon termination of Mr. Yau's employment without cause, the Company must continue to pay Mr. Yau his salary for a period of six months (or one year if the non-competition provision is enforced) following termination and must pay a pro-rated performance bonus.

  Effective March 16, 1997, J. Russell Denson entered into an employment agreement with the Company, pursuant to which he will be employed as Executive Vice President and Chief Financial Officer until March 15, 2000. He will be paid an annual salary of $90,000 through May 31, 1997 and $180,000 thereafter (which salary is subject to increase at the discretion of the Board of Directors). Prior to May 31, 1997, Mr. Denson is permitted to spend a reasonable amount of time, not in excess of one-half, during normal business hours on transition matters for Medarex, Inc. Mr. Denson is entitled to a performance bonus based upon the Company's total pre-tax income for fiscal 1997 and increases in earnings per share for subsequent fiscal years. Upon completion of this Offering, the Company will grant Mr. Denson options under the Stock Option Plan for the purchase of 90,000 shares of Common Stock expiring 10 years from date of grant with an exercise price equal to the initial public offering price. These options will vest as follows: 25% upon completion of this Offering and 25% on each of March 16, 1999, March 16, 2000 and March 16, 2001, so long as Mr. Denson is still employed by the Company.

  Also effective December 11, 1995, Dale Y. Chen and Thomas V. Yarnell entered into employment agreements with the Company for terms of one year, which terms were extended for one year on December 11, 1996. Mr. Chen's employment agreement provides that he will serve as Controller and will receive an annual salary of at least $100,000. Mr. Yarnell's employment agreement provides that he will serve as Administrative Vice President and General Counsel and will receive an annual salary of at least $70,000.

1997 STOCK OPTION PLAN

  On May 1, 1997, the Board of Directors and the shareholders of the Company approved the DSI Toys, Inc. 1997 Stock Option Plan (the "Stock Option Plan") which permits the Company to grant incentive and non-qualified stock options to purchase an aggregate of up to 600,000 shares of Common Stock. The purpose of the Stock Option Plan is to foster and promote the financial success of the Company by, among other things, enabling key employees to participate in the long-term growth and financial success of the Company. The Stock

Option Plan is administered by the Company's compensation committee, which is composed of three non-employee directors. Any employee or director of the Company is eligible to receive grants of stock options under the Stock Option Plan.

  All stock options granted under the Stock Option Plan will have an exercise price per share to be determined by the compensation committee, provided that the exercise price per share under each stock option shall not be less than the fair market value of the Common Stock at the time the stock option is granted (110% of such fair market value in the case of incentive stock options granted to a shareholder who owns 10% or more of the Company's Common Stock). The maximum term for all stock options granted under the Stock Option Plan is 10 years (5 years in the case of an incentive stock option granted to a shareholder who owns 10% or more of the Company's Common Stock). Stock options granted to the non-employee directors are not intended to qualify as "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended.

  The Board of Directors may at any time terminate, amend or modify the Stock Option Plan; provided, however, that no such action of the Board of Directors, without the approval of the shareholders of the Company, may increase the total number of shares of Common Stock which may be issued under the Stock Option Plan, decrease the minimum incentive stock option exercise price, extend the period during which options may be granted pursuant to the Stock Option Plan, or change the class of individuals eligible to be granted options. No amendment to the Stock Option Plan shall, without the consent of an optionee, affect such optionee's rights under an option previously granted.

BONUSES

  Prior to the Recapitalization, a significant part of the Company's profits was distributed as a bonus to the Company's former sole shareholder. The Company will not distribute profits in this manner in the future. The Company has entered into employment agreements with three executive officers, pursuant to which the Company will pay performance bonuses based on the Company's profitability if the Company's operations generate a specified level of income. See "--Employment Agreements." Management of the Company may from time to time in the future grant discretionary bonuses based in part on the Company's profitability, subject to compensation committee approval.

401(K) PLAN

  Effective May 1, 1994, the Company adopted its 401(k) plan (the "401(k) Plan") that covers all employees of the Company in the United States. Under the 401(k) plan, an employee may elect to defer, in the form of pre-tax contributions to the 401(k) Plan, up to 15% of the total compensation that would otherwise be paid to the employee, currently not to exceed $9,500.00 per calendar year (adjusted for cost-of-living increases). Participants are entitled to direct the investment of their accounts among various investment funds. The 401(k) Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code so that salary deferral contributions are not currently taxable to participants until distributed from the 401(k) Plan upon termination of employment, and contributions to the 401(k) Plan are currently deductible by the Company. The contributions made by employees are fully vested and nonforfeitable at all times. The Company may, in its discretion, provide matching funds to the 401(k) Plan.

INDEMNIFICATION ARRANGEMENTS

  The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify all directors and officers of the Company to the fullest extent permitted by the Texas Business Corporation Act. Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made, a party to any suit or proceeding, shall be indemnified if it is determined that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company.

                             CERTAIN TRANSACTIONS

RECAPITALIZATION TRANSACTIONS

  In connection with the Recapitalization, the Company entered into a consulting agreement with Mr. Moss, pursuant to which Mr. Moss was to serve as a consultant to the Company for three years, and was to be compensated in the amount of $300,000 per year. The consulting agreement also required the Company to maintain health and disability insurance policies for the benefit of Mr. Moss for the term of his life. Pursuant to the consulting agreement, the Company agreed to maintain Mr. Moss's office space for his use for the term of the consulting agreement and to provide to Mr. Moss for 180 days the services of certain Company employees for his outside business, provided that such services did not exceed 30% of the time of each of such employees. This agreement terminated upon Mr. Moss's death on November 19, 1996.

  In connection with services rendered by Mr. Matlock in connection with the Recapitalization, the Company agreed to pay Mr. Matlock the sum of $240,000 in three equal payments due on January 1, 1996, 1997 and 1998. Mr. Matlock is a director of the Company.

FORMER SOLE SHAREHOLDER BONUS

  In fiscal 1995, the Company agreed to pay Mr. Moss a $1.0 million bonus pursuant to the Moss Bonus Note.

OFFICE/WAREHOUSE LEASE

  The Company currently leases its office/warehouse space in Houston from the Tommy Moss Family Partnership, Ltd. The aggregate amount of lease payments made by the Company under this lease was approximately $193,200 for fiscal 1995 and $193,200 for fiscal 1996. Management believes that the terms of lease represent a fair market rate. See "Business--Facilities."

MOSS LIFE INSURANCE

  Prior to the Recapitalization, the Company entered into split-dollar life insurance arrangements with the Tommy Moss Family Trusts (the "Family Trusts") and with the Tommy and JoBeth Moss Joint Life Insurance Trusts (the "Life Insurance Trusts") which obligated the Company to pay premiums on life insurance policies owned by the Family Trusts and the Life Insurance Trusts. The Family Trusts own policies payable on the death of Mr. Moss and the Life Insurance Trusts own policies payable on the last to die of Mr. Moss and Mrs. Moss. The trusts were obligated to pay to the Company a specified portion of the premiums for the underlying policies. At the death of Mr. Moss, the Company was entitled to be reimbursed its premium payments out of insurance proceeds payable to the Family Trusts. Under the Recapitalization agreements, Mr. Moss agreed to cause the underlying trust agreements to be amended to provide that the Company would receive interest, at a 7% rate, on the premiums paid by the Company.

  Subsequent to the death of Mr. Moss, the trustees of the Family Trusts and the Company disagreed over the amount of premiums owed by the Family Trusts to the Company and the amount of and liability for the interest payable with respect to unpaid premiums and prior premium payments. The trustees and the Company subsequently agreed the Company will receive an amount from the life insurance proceeds equal to the total premiums paid by the Company with respect to policies held by the Family Trusts plus an amount representing a compromise settlement for interest and unpaid premiums. These amounts will be recognized as income or credited against the insurance receivable from the Family Trusts which will not have a material effect on the results of operations of the Company. The Company has continued to make premium payments on the policies held by the Life Insurance Trusts. During fiscal 1996, the Company paid approximately $62,000 and $265,000 of premiums on the policies held by the Family Trusts and the Life Insurance Trusts, respectively.

FINANCIAL ADVISORY FEE

  The Company has agreed to pay MBG a fee of $100,000 upon the consummation of this Offering as compensation for financial advisory services rendered by MBG to the Company. The general partner of MBG is Conrad/Collins, Inc., a Texas corporation of which Mr. Conrad is an officer and director and in which Mr. Conrad owns a controlling interest. Mr. Conrad is a director of the Company.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information as of January 31, 1997 and after giving effect to the Offering made hereby regarding the beneficial ownership of Common Stock by (i) each of the directors and each Named Officer individually, (ii) all directors and executive officers of the Company as a group, (iii) each person known by the Company to be the beneficial owner of 5% or more of the Common Stock and (iv) the Selling Shareholder. Additionally, this table reflects the number of shares of Common Stock to be sold by the Selling Shareholder in this Offering.

                                          SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                              OWNED PRIOR                        OWNED AFTER
                                           TO OFFERING(2)(3)        COMMON     OFFERING(2)(5)
                                          -----------------------   STOCK    -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER (1)    NUMBER     PERCENT    OFFERED(4)   NUMBER     PERCENT
----------------------------------------  ------------ ---------- ---------- ------------ ----------
Directors and Named Offi-
 cers
M. D. Davis..............                      456,845     13.1%       --         456,845      7.6%
Richard R. Neitz.........                      170,000      4.9%       --         170,000      2.8%
Tommy Yau................                       80,000      2.3%       --          80,000      1.3%
Dale Y. Chen (6).........                       21,622        *        --          21,622        *
Thomas V. Yarnell (7)....                       18,920        *        --          18,920        *
Barry B. Conrad (8)......                      253,581      7.2%       --         253,581      4.2%
 North Tower, Suite 1910
 Plaza of the Americas
 700 North Pearl Street,
  LB-321
 Dallas, Texas 75201
Jack R. Crosby (9).......                      427,115     12.2%       --         427,115      7.1%
 327 Congress Avenue
 Suite 200
 Austin, Texas 78701
Joseph N. Matlock (10)...                      481,250     13.8%       --         481,250      8.0%
 515 Congress Avenue
 Suite 2626
 Austin, Texas 78701
Douglas A. Smith.........                      262,173      7.5%       --         262,173      4.4%
 750 North St. Paul,
  Suite 1200
 Dallas, Texas 75201
All directors and execu-
 tive officers as a
 group...................                    2,171,506     62.0%       --       2,171,506     36.2%
 (9 persons)
Beneficial owners of 5%
 or more
 (excluding persons named
  above)
The Tommy Moss Living
 Trust...................                      781,000     22.3%   500,000        281,000      4.7%
 1001 Fannin
 Suite 3700
 Houston, Texas 77002-
  6797
 Attn: M. M. Sheinfeld,
  Trustee
Hibernia Corporation
 (11)....................                      388,888     10.0%       --         388,888      6.1%
 313 Carondelet Street
 New Orleans, Louisiana
  70130
Conrad/Collins Merchant
Banking Group Ltd. (8)...                      224,376      6.4%       --         224,376      3.7%
 North Tower, Suite 1910
 Plaza of the Americas
 700 North Pearl Street,
  LB-321
 Dallas, Texas 75201
Rust Capital, Ltd. (9)...                      427,115     12.2%       --         427,115      7.1%
 327 Congress Avenue,
  Suite 200
 Austin, Texas 78701

--------
* Less than 1%.
                                                  (footnotes on following page)

(1) Unless otherwise indicated, the business address of all officers and directors is 1100 West Sam Houston Parkway (North), Suite A, Houston, Texas 77043.

(2) Assumes that RAC has been dissolved and that the Common Stock held by it has been distributed to the members thereof.

(3) Excludes 388,888 shares of Common Stock issuable upon exercise of currently exercisable warrants, except with respect to Hibernia Corporation.

(4) In the event that the Underwriters' over-allotment option is exercised in full, The Tommy Moss Living Trust and Hibernia Corporation will sell an aggregate of 781,000 and 150,000 shares, respectively, in this Offering. See "Underwriting."

(5) Excludes 388,888 shares of Common Stock issuable upon exercise of currently exercisable warrants, except with respect to Hibernia Corporation. In the event that the Underwriters' over-allotment option is exercised in full, The Tommy Moss Living Trust and Hibernia Corporation will beneficially own no shares and 238,000 shares (3.7%), respectively, after the Offering.

(6) Includes 1,760 shares held in an Individual Retirement Account ("IRA") in the name of Mr. Chen's wife and 5,081 shares held in an IRA in Mr. Chen's name.

(7) Includes 8,110 shares held in an IRA in Mr. Yarnell's name.

(8) Includes 129,730 shares owned of record by Conrad/Collins Merchant Banking Fund, Ltd., a Texas limited partnership, of which MBG is the general partner. The general partner of MBG is Conrad/Collins, Inc., a Texas corporation of which Mr. Conrad is an officer and director and owns a controlling interest. Also includes 94,646 shares owned of record by MBG.

(9) Consists of 427,115 shares owned of record by Rust Capital, Ltd., as to which Mr. Crosby is founder and Chairman.

(10) Includes 106,000 shares owned of record by the M.H. Partnership, a general partnership of which Mr. Matlock is the managing partner and 213,000 shares owned of record by the M.D. Partnership, a general partnership of which Mr. Matlock is the managing partner.

(11) Consists of 388,888 shares issuable upon exercise of warrants issued to Hibernia Corporation, all of which are currently exercisable. In the event that the Underwriters' over-allotment option is exercised in full, Hibernia Corporation will exercise warrants for 150,000 shares, which shares will be sold by Hibernia Corporation in the Offering. See "Underwriting."

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company is authorized to issue 20,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"). As of January 31, 1997, there were outstanding 3,500,000 shares of Common Stock, held of record by two shareholders (72 shareholders assuming dissolution of RAC and distribution of the shares of Common Stock held by RAC), and no shares of Preferred Stock. In addition, as of such date there was an outstanding warrant entitling the holder thereof to purchase an aggregate of 388,888 shares of Common Stock.

  The following summary description of the Company's capital stock is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and the Company's Amended and Restated Bylaws, as amended (the "Bylaws"), copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors. Accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the shares of Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the shares of Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock to be issued in this Offering will be when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of shares of Common Stock. The Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control or an acquisition of the Company. Although the Company has no plans as of the date of this Prospectus to issue any shares of Preferred Stock, there can be no assurance that the Company will not do so in the future.

  The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could adversely affect the voting power of the Common Stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the shareholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law.

WARRANTS

  In connection with the Recapitalization, the Company issued to Hibernia Corporation a warrant (the "Hibernia Warrant") to purchase 388,888 shares of Common Stock exercisable at a price of $2.00 per share. The Hibernia Warrant is exercisable at any time during the ten-year period beginning December 11, 1995. At Hibernia's option, the exercise price may be paid by off-setting an equivalent amount of principal payments owed by the Company under the Hibernia Loan. The Hibernia Warrant contains anti-dilution provisions providing for adjustment of the exercise price and/or the number of shares of Common Stock issuable upon exercise of the Hibernia Warrant upon the occurrence of certain events, including the issuance of shares of Common Stock (or other securities convertible into or exercisable for shares of Common Stock) at a price per share less than the exercise price of the Hibernia Warrant, or less than the market price of the shares of Common Stock, or in the event of any recapitalization, reorganization, reclassification, stock dividend, stock split, stock combination or similar transaction. Pursuant to an Option to Sell Agreement between the Company and Hibernia, Hibernia has the right to sell the Hibernia Warrant or the underlying shares of Common Stock to the Company after January 31, 2001, under certain circumstances.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  As authorized by the Texas Business Corporation Act ("TBCA"), the Company's Articles of Incorporation provide that to the fullest extent permitted by Texas law, as the same exists or may hereafter be amended, directors of the Company shall not be liable to the Company or its shareholders for monetary damages for an act or omission that breaches a director's fiduciary duty. Texas law does not currently authorize the elimination or limitation of the liability of a director to the extent the director is found liable for (i) any breach of the director's duty of loyalty to the Company or its shareholders,
(ii) acts or omissions not in good faith that constitute a breach of duty of the director of the Company or that involve intentional misconduct or a knowing violation of law, (iii) transactions from which the director received an improper benefit, whether or not the benefit resulted from action taken within the scope of the director's office, or (iv) acts or omissions for which the liability of a director is expressly provided by law. If the TBCA is amended to authorize further elimination or limitation of directors' liability, then the liability of directors of the Company shall automatically be limited to the fullest extent provided by law. The Bylaws of the Company also contain provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the TBCA. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

  Subject to any additional voting rights that may be granted to holders of future classes or series of stock, the Company's Articles of Incorporation require the affirmative vote of holders of a majority of the outstanding shares entitled to vote thereon to approve any merger, consolidation or share exchange, sale of all or substantially all of the assets of the Company, dissolution of the Company or amendment to the Articles of Incorporation for which a vote is required by the TBCA.

  Approval of any matter not described above that is submitted to the shareholders also requires the affirmative vote of the holders of a majority of the shares of Common Stock represented at the meeting. The holders of a majority of the shares entitled to vote will constitute a quorum at meetings of shareholders. Only the Chairman of the Board of Directors, the President, the Board of Directors or holders of not less than 50% of the outstanding shares of stock entitled to vote at a proposed special meeting of shareholders of the Company may call such a meeting.

  The Company's Bylaws provide that the Board of Directors can increase the number of directors and fill (but only until the next annual meeting of shareholders) vacancies on the Board of Directors resulting from an increase in the number of directors constituting the entire Board. Further, any vacancy on the Board of Directors resulting from the death, resignation or removal of a director, or other cause, may be filled (for the remainder of the full term) only by the affirmative vote of a majority of the remaining director(s) then in office. Additionally, no decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director. Unless otherwise stated in an amendment to the Company's Articles of Incorporation, both the Board of Directors and the shareholders have the authority to alter, amend, adopt or repeal the Bylaws of the Company. The Company's Bylaws also provide that the directors of the Company are to be divided into three classes of directors of as equal size as possible, with the term of each class expiring in consecutive years so that only one class is elected in any given year. This results in directors serving staggered three-year terms, except that the terms of the current directors of the Company will expire at the 1998, 1999 or 2000 annual meeting of shareholders, depending upon the particular class in which each such director is placed. These provisions could increase the likelihood that, in the event of a change in control of the Company, incumbent directors would retain their positions and, consequently, could have the effect of discouraging, delaying or preventing such a change in control.

REGISTRATION RIGHTS

  The Company has agreed that, upon the request of Hibernia Corporation, on up to two occasions, the Company will register under the Securities Act and applicable state securities laws the sale of the 388,888 shares of Common Stock underlying the Hibernia Warrant. If the Underwriters' over-allotment option is exercised in full, Hibernia Corporation will sell 150,000 of such shares in this Offering. See "Underwriting." The Company is also obligated to offer to the holder of the Hibernia Warrant the opportunity to include shares of Common Stock underlying the Hibernia Warrant in certain registration statements filed by the Company. Hibernia Corporation has agreed to waive its registration rights in connection with this Offering (except as otherwise provided in this Prospectus). The Company's obligations are subject to certain limitations regarding the timing of registrations and certain other matters. The Company has agreed to bear certain expenses associated with such registrations.

  The Company has granted to Mr. Moss, and his successors, certain demand and piggyback registration rights with respect to the 781,000 shares of Common Stock held by him or his successors. The Company is registering, and The Tommy Moss Living Trust (successor to Mr. Moss) is selling, 500,000 of the shares of Common Stock held by The Tommy Moss Living Trust in this Offering. If the Underwriters' over-allotment option is exercised in full, The Tommy Moss Living Trust will sell, its remaining 281,000 shares in this Offering. See "Underwriting." The Company has agreed to bear certain expenses associated with the registration of shares of Common Stock held by The Tommy Moss Living Trust.

MARKET INFORMATION

  Prior to this Offering, there has been no established public trading market for the Common Stock. The Common Stock has been approved for listing in the Nasdaq National Market under the symbol "DSIT," subject to official notice of issuance.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the shares of Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has been no market for the Common Stock. Therefore, future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this Offering, the Company will have a total of 6,000,000 shares of Common Stock outstanding (6,169,000 shares if the Underwriters' over-allotment option is exercised in full). Of such shares, the 3,000,000 shares sold in the Offering will be freely tradeable without restriction or registration under the

Securities Act, except for any shares purchased by an "affiliate" (as defined in the Securities Act) of the Company. The remaining 3,000,000 shares (the "Restricted Shares") are deemed to be "restricted securities" within the meaning of the Securities Act and may be publicly sold only if registered under the Securities Act or sold in accordance with an available exemption from registration, such as that provided by Rule 144 promulgated under the Securities Act. Upon the completion of this Offering and subject to compliance with any lock-up agreements between certain shareholders and the Underwriters, all of such shares will be freely tradeable in the public market upon compliance with Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell Restricted Shares if at least one year has passed since the later of the time such shares were acquired from the Company or an affiliate of the Company. Rule 144 provides, however, that within any three-month period such person may only sell up to the greater of
(i) one percent of the then outstanding shares of Common Stock (60,000 shares upon completion of this Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Under Rule 144(k), any person who has not been an affiliate of the Company for a period of three months preceding a sale of Restricted Shares is entitled to sell such shares without regard to such volume limitations if at least two years have passed since the later of the time such shares were acquired from the Company or an affiliate of the Company. Shares held by persons who are deemed to be affiliates of the Company are subject to such volume limitations regardless of how long they have been owned or how they were acquired. The Company is unable to estimate the number of Restricted Shares that may be sold from time to time under Rule 144, since such number will depend on the market price and trading volume for the Common Stock, the personal circumstances of the sellers and other factors.

  The Company and its officers, directors and certain shareholders (including the Selling Shareholder), who in the aggregate will hold approximately 2,822,803 shares upon the completion of the Offering, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock without the prior written consent of Tucker Anthony Incorporated, on behalf of the Underwriters, for a period of 180 days from the date of this Prospectus, with certain limited exceptions for the grant of options and other rights by the Company pursuant to the Stock Option Plan. In addition, the Selling Shareholder has agreed to sell no more than 2,000 shares per day, up to a maximum of 20,000 shares per month, for an additional 180 days.

  Upon completion of this Offering, the Company will have outstanding warrants entitling the holders thereof to acquire an aggregate of 638,888 shares of Common Stock, of which warrants covering 388,888 shares currently are exercisable. The holder of the Hibernia Warrant has entered into a lock-up agreement similar to that entered into by the Company, except with respect to any shares that may be sold upon exercise of the Underwriters' over-allotment option. See "Underwriting".

  An aggregate of 600,000 shares of Common Stock are reserved for issuance upon the exercise of options that may be granted under the Stock Option Plan, of which options to purchase 90,000 shares will be granted or are outstanding following this Offering. See "Capitalization." The Company anticipates filing a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock reserved for future issuance under the Stock Option Plan. Shares purchased upon exercise of the options granted pursuant to the Stock Option Plan generally will be available for resale in the public market to the extent the stock transfer restriction agreements with the Underwriters have expired, except that any such shares issued to affiliates will be subject to the volume limitations and certain other restrictions of Rule 144. It is contemplated that, upon completion of the Offering, the Board of Directors will consider the granting of additional stock options to various employees of the Company, the amount, terms and timing of which have not yet been determined.

  Various holders of Common Stock and warrants have certain "piggyback" and demand registration rights to register such Common Stock and shares issuable upon exercise of such warrants for public sale under the Securities Act. See "Description of Capital Stock--Registration Rights." The Company is contractually prohibited, without the prior written consent of Tucker Anthony Incorporated, on behalf of the Underwriters, from filing such registration statement for a period of 180 days from the date of this Prospectus. The preparation and filing of any registration statements filed in connection with the exercise of such registration rights will be at the expense of the Company.

  The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of shares for sale will have on the market price of Common Stock. Nevertheless, sales of significant amounts of Common Stock could adversely affect the prevailing market price of Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities. Prior to this Offering, there has been no established public trading market for the Common Stock. The Company anticipates that the trading market in the Common Stock, if any, will be very limited based upon the number of shares currently outstanding and anticipated to be sold in this Offering.

                                 UNDERWRITING

  The Underwriters named below, acting through Tucker Anthony Incorporated and Sutro & Co. Incorporated, as Representatives, have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their names below:

                                                                        NUMBER
     NAME                                                              OF SHARES
     ----                                                              ---------
   Tucker Anthony Incorporated........................................
   Sutro & Co. Incorporated...........................................
                                                                       ---------
     Total............................................................ 3,000,000
                                                                       =========

  The Underwriters will purchase all shares of Common Stock offered hereby, other than over-allotment shares, if any of such shares are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to conditions precedent specified therein. In the event of a default by an Underwriter, the commitment set forth above of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company and the Selling Shareholder have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $    per share. Such dealers may reallow a concession of not in
excess of $    per share to certain other dealers. After the public offering, the offering price, concession and reallowance to dealers may be changed by the Underwriters.

  The Company, the Selling Shareholder and Hibernia Corporation have granted to the Underwriters an option, exercisable by the Underwriters not later than 45 days after the effective date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option, in whole or in part, only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown, first from the Selling Shareholder (up to 281,000 shares) and Hibernia Corporation (up to 150,000 shares) on a pro rata basis in proportion to the number of shares subject to such option, and then from the Company (up to 19,000 shares). The Selling Shareholder, Hibernia Corporation and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

  In connection with the Offering made hereby, the Company has agreed to sell to the Representatives, for nominal consideration, warrants to purchase 250,000 shares of Common Stock from the Company (10% of the number of shares issued by the Company in the Offering) (the "Representatives' Warrants"). The Representatives' Warrants are exercisable, in whole or in part, at an exercise price of 120% of the price to public set forth on the cover page of this Prospectus at any time during the four-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The warrant agreement pursuant to which the Representatives' Warrants will be issued will contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Representatives' Warrants should any one or more of certain specified events occur. The Representatives' Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Representatives' Warrants. In addition, the Company has agreed to pay to MBG a $100,000 fee for financial advisory services in connection with the Offering.

  The Company, the Selling Shareholder and Hibernia Corporation have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make.

  Without the prior written consent of Tucker Anthony Incorporated, the Company has agreed that it will not for a period of 180 days from the date of this Prospectus, offer, sell or otherwise dispose of any of the Company's equity securities (except that the Company may grant options to purchase shares of Common Stock under the Stock Option Plan). The Company's directors, officers and existing shareholders and the holder of the Hibernia Warrant have agreed that they will not, for a period of 180 days (subject to certain further restrictions with respect to the Selling Shareholder for an additional 180 days) from the date of this Prospectus, offer, sell or otherwise dispose of any of the Company's equity securities that they beneficially own or control.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and by the Representatives. Factors considered in determining such price were prevailing market conditions, the state of the Company's development, recent financial results of the Company, the future prospects of the Company and its industry, market valuations of the securities of companies engaged in activities deemed by the Representatives to be similar to those of the Company and other factors deemed relevant.

  The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas. Certain matters will be passed upon for the Underwriters by Stroock & Stroock & Lavan LLP, Los Angeles, California.

                                    EXPERTS

  The financial statements as of January 31, 1996 and January 31, 1997 and for each of the three years in the period ended January 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the schedules and exhibits thereto.

  The Registration Statement may by inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W.,
Room 1024, Washington, D.C. 20549. Copies of the Registration Statement may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement may be obtained by mail at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549.

  As a result of this Offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov.

  The Company intends to furnish its shareholders with annual reports containing consolidated financial statements certified by its independent auditors and with quarterly reports for each of the first three quarters of each fiscal year containing unaudited financial information.

                                 DSI TOYS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants........................................  F-2
Consolidated Balance Sheet at January 31, 1996 and 1997..................  F-3
Consolidated Statement of Income for fiscal years 1994, 1995 and 1996....  F-4
Consolidated Statement of Cash Flows for fiscal years 1994, 1995 and
 1996....................................................................  F-5
Consolidated Statement of Shareholders' Equity (Deficit) for fiscal years
 1994, 1995 and 1996.....................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of DSI Toys, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, cash flows and shareholders' equity (deficit) present fairly, in all material respects, the financial position of DSI Toys, Inc. and its subsidiary at January 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Houston, Texas
March 21, 1997, except as to
 Note 12 which is as of
 May 1, 1997.

                                 DSI TOYS, INC.

                           CONSOLIDATED BALANCE SHEET

                                                           JANUARY 31,
                                                    --------------------------
                                                        1996          1997
                                                    ------------  ------------
                      ASSETS
                      ------
Current assets:
  Cash............................................. $  2,660,455  $  1,501,992
  Restricted cash..................................      150,000       150,000
  Accounts receivable, net of allowance for
   doubtful accounts of $68,477 and $104,781.......    5,223,446     4,219,942
  Due from shareholder.............................      819,283       151,667
  Shareholder insurance proceeds receivable........                    511,765
  Inventories......................................    3,409,962     4,615,087
  Prepaid expenses.................................    1,130,006     1,462,189
  Deferred income taxes............................      351,000       362,000
                                                    ------------  ------------
    Total current assets...........................   13,744,152    12,974,642
Property and equipment, net........................    1,514,096     1,190,498
Shareholder insurance proceeds receivable..........    1,143,076       920,987
Deferred debt issuance costs.......................      842,963       679,906
Other assets.......................................      145,316       537,868
                                                    ------------  ------------
                                                    $ 17,389,603  $ 16,303,901
                                                    ============  ============
       LIABILITIES AND SHAREHOLDERS' EQUITY
       ------------------------------------
Current liabilities:
  Accounts payable and accrued liabilities......... $  6,480,485  $  7,247,254
  Current portion of long-term debt ...............    3,359,210     2,755,789
  Income taxes payable.............................      314,874       193,211
  Deferred income taxes............................       79,408       158,000
                                                    ------------  ------------
    Total current liabilities......................   10,233,977    10,354,254
Long-term debt.....................................   11,187,702     8,203,108
Notes payable--shareholder.........................    7,000,000     6,000,000
Deferred income taxes..............................      549,987     1,169,000
                                                    ------------  ------------
    Total liabilities..............................   28,971,666    25,726,362
                                                    ------------  ------------
Shareholders' equity (deficit):
  Preferred stock, $0.01 par value, 5,000,000
   shares authorized, none issued or outstanding...
  Common stock, $0.0001 and $0.01 par value,
   respectively, 20,000,00 shares authorized,
   6,219,000 shares issued.........................          622        62,190
  Additional paid-in capital.......................    3,504,661     3,443,093
  Common stock warrants............................      100,000       100,000
  Retained earnings................................    7,472,077     9,623,350
  Cumulative translation adjustment................        1,169         9,498
                                                    ------------  ------------
                                                      11,078,529    13,238,131
  Less-treasury stock, 2,719,000 shares, at cost...  (22,660,592)  (22,660,592)
                                                    ------------  ------------
                                                     (11,582,063)   (9,422,461)
                                                    ------------  ------------
Commitments and contingencies (Note 9)
                                                    ------------  ------------
                                                    $ 17,389,603  $ 16,303,901
                                                    ============  ============

         The accompanying notes are an integral part of this statement.

                                 DSI TOYS, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                                    FISCAL YEAR
                                        -------------------------------------
                                           1994         1995         1996
                                        -----------  -----------  -----------
Net sales.............................. $45,219,277  $63,146,080  $63,219,212
Costs of goods sold....................  33,614,394   43,428,075   42,023,044
                                        -----------  -----------  -----------
Gross profit...........................  11,604,883   19,718,005   21,196,168
Selling, general and administrative
 expenses..............................   7,910,192   14,624,519   15,569,422
Former sole shareholder bonus..........   2,000,000    1,000,000          --
                                        -----------  -----------  -----------
Operating income.......................   1,694,691    4,093,486    5,626,746
Interest expense.......................     332,660      700,986    2,599,942
Other income...........................    (110,651)    (383,801)    (344,469)
                                        -----------  -----------  -----------
Income before income taxes.............   1,472,682    3,776,301    3,371,273
Provision for income taxes.............     504,011    1,449,677    1,220,000
                                        -----------  -----------  -----------
Net income............................. $   968,671  $ 2,326,624  $ 2,151,273
                                        ===========  ===========  ===========
Earnings per share..................... $      0.28  $      0.66  $      0.58
                                        ===========  ===========  ===========
Weighted average shares outstanding....   3,500,000    3,500,000    3,739,146
                                        ===========  ===========  ===========


         The accompanying notes are an integral part of this statement.

                                 DSI TOYS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    FISCAL YEAR
                                        --------------------------------------
                                           1994          1995         1996
                                        -----------  ------------  -----------
Cash flows from operating activities:
  Net income........................... $   968,671  $  2,326,624  $ 2,151,273
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Depreciation and amortization......     734,947       830,667      596,332
    Amortization of debt discount and
     issuance costs....................                    38,998      163,057
    Provision for doubtful accounts....      45,927        88,012       62,160
    Gain on sale of equipment..........                                (12,511)
    Deferred income taxes..............     (36,880)      162,275      686,605
    Changes in assets and liabilities:
      Accounts receivable..............  (1,764,514)   (2,196,971)     941,344
      Due from shareholder.............     674,184      (613,367)     667,616
      Inventories......................    (885,052)   (1,544,972)  (1,205,125)
      Prepaid expenses.................    (259,900)     (208,762)    (332,183)
      Accounts payable and accrued
       liabilities.....................   1,517,127     3,176,595      766,769
      Income taxes payable.............     148,071       (96,722)    (121,663)
                                        -----------  ------------  -----------
        Net cash provided by operating
         activities....................   1,142,581     1,962,377    4,363,674
                                        -----------  ------------  -----------
Cash flows from investing activities:
  Capital expenditures.................    (801,685)     (383,446)    (284,260)
  Proceeds from sale of equipment......                                 24,037
  Increase in insurance receivable from
   shareholder.........................    (348,459)     (369,441)    (289,676)
  (Increase) decrease in other assets..      (2,944)       10,065     (392,552)
                                        -----------  ------------  -----------
        Net cash used by investing
         activities....................  (1,153,088)     (742,822)    (942,451)
                                        -----------  ------------  -----------
Cash flows from financing activities:
  Net borrowings (repayments) under
   revolving lines of credit...........     409,805     5,183,399   (2,088,225)
  Proceeds from long-term debt.........     950,000    10,000,000
  Payments on long-term debt...........  (1,293,186)     (522,280)  (2,499,790)
  Net proceeds from issuance of common
   stock...............................                 3,502,783
  Purchase of treasury shares..........               (16,208,742)
  Debt and stock issue costs...........                  (879,259)
                                        -----------  ------------  -----------
        Net cash provided (used) by
         financing activities..........      66,619     1,075,901   (4,588,015)
                                        -----------  ------------  -----------
Effect of exchange rate changes on
 cash..................................        (577)        1,746        8,329
                                        -----------  ------------  -----------
Net increase (decrease) in cash........      55,535     2,297,202   (1,158,463)
Cash and cash equivalents:
  Beginning of year....................     307,718       363,253    2,660,455
                                        -----------  ------------  -----------
  End of year.......................... $   363,253  $  2,660,455  $ 1,501,992
                                        ===========  ============  ===========

         The accompanying notes are an integral part of this statement.

                                 DSI TOYS, INC.

            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

                            COMMON STOCK    ADDITIONAL                      CUMULATIVE
                         ------------------  PAID-IN              RETAINED  TRANSLATION   TREASURY
                          SHARES    AMOUNT   CAPITAL    WARRANTS  EARNINGS  ADJUSTMENT     STOCK         TOTAL
                         --------- -------- ----------  -------- ---------- ----------- ------------  -----------
Balance, February 1,
 1994................... 3,500,000 $    350 $    2,150           $4,176,782                           $ 4,179,282
 Net income.............                                            968,671                               968,671
 Change in cumulative
  translation
  adjustment............                                                      $ (577)                        (577)
                         --------- -------- ----------           ----------   ------                  -----------
Balance, January 31,
 1995................... 3,500,000      350      2,150            5,145,453     (577)                   5,147,376
 Purchase of 2,719,000
  shares of treasury
  stock.................                                                                $(22,151,850) (22,151,850)
 Stock purchase costs...                                                                    (508,742)    (508,742)
 Issuance of common
  stock................. 2,719,000      272  3,799,728                                                  3,800,000
 Stock issuance costs...                      (297,217)                                                  (297,217)
 Warrants issued........                                $100,000                                          100,000
 Net income.............                                          2,326,624                             2,326,624
 Change in cumulative
  translation
  adjustment............                                                       1,746                        1,746
                         --------- -------- ----------  -------- ----------   ------    ------------  -----------
Balance, January 31,
 1996................... 6,219,000      622  3,504,661   100,000  7,472,077    1,169     (22,660,592) (11,582,063)
 Net income.............                                          2,151,273                             2,151,273
 Change in cumulative
  translation
  adjustment............                                                       8,329                        8,329
 Change in par value of
  common stock (Note
  12)...................             61,568    (61,568)                                                        --
                         --------- -------- ----------  -------- ----------   ------    ------------  -----------
Balance, January 31,
 1997................... 6,219,000 $ 62,190 $3,443,093  $100,000 $9,623,350   $9,498    $(22,660,592) $(9,422,461)
                         ========= ======== ==========  ======== ==========   ======    ============  ===========



         The accompanying notes are an integral part of this statement.

                                DSI TOYS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION:

  DSI Toys, Inc. (formerly Diversified Specialists, Inc.) was incorporated under the laws of the state of Texas in November 1970. The Company markets and distributes a variety of toys and children's consumer electronics both within the United States and internationally, primarily to retailers. The Company's products are manufactured in China and various other Asian countries.

  In December 1995, the Company sold newly issued common stock representing 77.7% of its common stock to a group of new investors through Rosie Acquisition, L.L.C. ("RAC") pursuant to a recapitalization transaction (the "Recapitalization"). In connection with the Recapitalization, the Company issued 2,719,000 new shares of common stock to RAC in exchange for $3.8 million in cash. Also in connection therewith, the Company purchased 2,719,000 shares of the common stock of the Company from the previous sole shareholder for approximately $22.2 million. The previous sole shareholder died on November 19, 1996. Any references to the previous sole shareholder includes references to his estate. The purchase price was funded through (a) cash paid from borrowing of $10.6 million from banks pursuant to a five-year bank note, a six-year subordinated note and a bank revolving line of credit; (b) the issuance to the previous sole shareholder of a $6 million subordinated note and a $1.3 million promissory note, including the grant of a warrant to purchase 700,000,000 shares of common stock of the Company at $0.001 per share exercisable in the event of default (see Note 9); (c) the transfer of land to the previous sole shareholder with a cost of approximately $452,000; and (d) approximately $3.8 million in cash obtained from the sale of common stock to RAC. The subordinated bank note carries warrants to purchase 388,888 shares of common stock of the Company at an exercise price of $2.00 per share. In connection with the purchase of treasury stock, the Company incurred approximately $509,000 in costs and fees, which were included as the cost of the stock, and approximately $879,000 in debt issuance costs. The Company also incurred approximately $297,000 in costs related to the sale of shares to RAC. The Company has agreed to bear certain expenses of a public offering of the 781,000 shares retained by the former sole shareholder.

  In January 1996, the Company received a note from the previous sole shareholder of approximately $1.3 million in satisfaction of the balance receivable from the previous sole shareholder. Such note was offset against the aforementioned $1.3 million note issued to the previous sole shareholder in connection with the Recapitalization.

  The Company has agreed to keep life insurance policies in place for the previous sole shareholder and has issued him a three-year consulting contract. The Company has also granted a $1 million bonus to the previous sole shareholder, payable in a $1 million subordinated note issued in January 1996.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of presentation

  The accompanying consolidated financial statements include the accounts of DSI (HK) Ltd., a wholly-owned subsidiary formed in February 1992. All significant intercompany transactions have been eliminated in consolidation.

  These financial statements reflect the historical basis of the Company's assets and liabilities. No adjustments have been made to reflect an allocation of the purchase price paid by RAC for its 77.7% interest in the Company.

 Fiscal Year

  The terms "fiscal year" and "fiscal" refer to the Company's fiscal year which is the year ending January 31 of the following calendar year mentioned (e.g., a reference to fiscal 1996 is a reference to the fiscal year ended January 31, 1997).

                                DSI TOYS, INC.

 Cash equivalents

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash held as a compensating balance under the revolving loan supported by letters of credit is not considered a cash equivalent.

 Revenue recognition

  Revenues are recognized upon shipment of product by the Company or, in the case of FOB Asia sales, by the manufacturer, and, at that point, legal responsibility and title pass to the buyer. The Company provides an allowance for doubtful accounts and accrues for returns and discounts using a percentage of gross sales based on historical experience. Provision is made currently for estimated returns of defective and slow-moving merchandise, price protection and customer allowances.

 Inventories

  Inventories consist of finished goods and supplies and are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

 Property and equipment

  Property and equipment are recorded at cost. Depreciation is recorded over the estimated useful lives of the related assets using the straight-line method for molds and leasehold improvements and an accelerated method for all other assets.

 Debt issuance costs and debt discount

  Debt issuance costs of $879,000 and debt discount of $100,000 incurred in connection with the Recapitalization are amortized over the terms of the related debt.

 Advertising

  The cost of producing media advertising is capitalized as incurred and expensed in the period in which the advertisement is first shown. During interim periods, media communication costs are accrued in relation to sales when the advertising is clearly implicit in the related sales arrangement. In any event, all media communication costs are expensed in the fiscal year incurred. All other advertising costs are expensed in the period incurred. Television advertising expense totaled $3.1 million and $6.0 million during fiscal 1995 and 1996 and was not significant prior to that time. At January 31, 1996 and 1997, prepaid television advertising production costs of $119,000 and $451,000 are included in prepaid expenses.

 Income taxes

  The Company accounts for deferred income taxes using the liability method which provides for the recognition of deferred tax assets and liabilities based upon temporary differences between the tax basis of assets and liabilities and their carrying value for financial reporting purposes. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities during the period. In estimating future tax consequences, all expected future events are considered other than enactments of changes in the tax law or rates.

  Deferred income taxes are provided on the undistributed earnings of DSI (HK) Ltd.

 Foreign currency translations

  During fiscal 1994, the Company changed the functional currency for its foreign subsidiary from the U.S. dollar to the local currency, as cash flows and financing activities of this entity were increasingly denominated in the local currency. The impact of this change was not material to the Company's financial statements. As a result of this change, assets and liabilities at the balance sheet date are translated into U.S. dollars at the exchange

                                DSI TOYS, INC.

rate in effect on the balance sheet date and translation adjustments are accumulated as a separate component of shareholders' equity. Revenue and expense accounts are translated at prevailing rates throughout the year.

 Recent accounting pronouncement

  Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), was issued by the Financial Accounting Standards Board in March 1995. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Adoption of the provisions of SFAS 121 at the beginning of fiscal 1995 did not have a material impact on the Company's financial statements. The Company reviews the carrying value of its long-lived and identifiable assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

 Concentration of credit risk and export sales

  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company sells its products principally to retail discount stores and toy stores. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers to minimize credit risk, and for the majority of its FOB Asia sales, the Company obtains letters of credit from its customers supporting the accounts receivable.

  Sales to major customers that exceeded 10% of total net sales consist of the following:

                                                                   FISCAL YEAR
                                                                  ----------------
                                                                  1994  1995  1996
                                                                  ----  ----  ----
    Customer A...................................................        17%   19%
    Customer B...................................................  11%   13%   14%
    Customer C...................................................              12%
    Customer D...................................................  10%

  Approximately 19%, 17% and 19% of the Company's sales were exports to foreign countries during fiscal 1994, 1995 and 1996, respectively. Such sales were made principally in Canada, the U.K. and Australia.

 Use of estimates

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Because of the inherent uncertainties in their process, actual results could differ from such estimates. Management believes that the estimates are reasonable.

  Earnings per share

  Earnings per share is computed based on the weighted average number of common and dilutive common equivalent shares outstanding. Earnings per share during fiscal 1995 does not include the assumed exercise of common stock equivalents, as such inclusion would be anti-dilutive.

                                 DSI TOYS, INC.

NOTE 3--PROPERTY AND EQUIPMENT:

  Property and equipment consist of the following:

                                                              JANUARY 31,
                                                         ---------------------
                                  ESTIMATED USEFUL LIVES    1996       1997
                                  ---------------------- ---------- ----------
   Molds......................... 3 years                $1,688,104 $1,749,229
   Equipment, furniture and
    fixtures..................... 5-7 years               1,206,600  1,350,189
   Leasehold improvements........ 10 years or lease term    790,102    848,079
   Automobiles................... 3-5 years                  84,258     84,258
                                                         ---------- ----------
                                                          3,769,064  4,031,755
   Less-accumulated depreciation
    and amortization.............                         2,254,968  2,841,257
                                                         ---------- ----------
                                                         $1,514,096 $1,190,498
                                                         ========== ==========

NOTE 4--ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

  Accounts payable and accrued liabilities consist of the following:

                                                               JANUARY 31,
                                                          ---------------------
                                                             1996       1997
                                                          ---------- ----------
   Trade payables........................................ $3,231,035 $3,221,563
   Accrued royalties.....................................    438,435    301,442
   Accrued compensation and commissions..................    984,665    765,277
   Accrued returns and discounts.........................    987,781    988,153
   Accrued television advertising........................    375,000  1,345,087
   Other.................................................    463,569    625,732
                                                          ---------- ----------
                                                          $6,480,485 $7,247,254
                                                          ========== ==========

                                 DSI TOYS, INC.

NOTE 5--NOTES PAYABLE:

  Indebtedness consists of the following:

                                                             JANUARY 31,
                                                       -----------------------
                                                          1996        1997
                                                       ----------- -----------
   Bank revolving line of credit for $6 million se-
    cured by all of the Company's U.S. accounts re-
    ceivable, inventory, intangibles, equipment, fix-
    tures and 65% of the common stock of DSI (HK)
    Ltd.; guaranteed by RAC; principal due on May 31,
    1998; interest at prime plus 0.75%...............  $ 4,785,000 $ 3,055,000
   Subordinated bank note due January 31, 2002, se-
    cured by all of the Company's U.S. accounts re-
    ceivable, inventory, intangibles, equipment, fix-
    tures, and 65% of the common stock of DSI (HK)
    Ltd.; guaranteed by RAC; interest at 13%; princi-
    pal of $75,000 payable quarterly; net of related
    unamortized debt discount of $97,298 and
    $81,082..........................................    2,902,702   1,418,918
   Bank note, secured by all of the Company's U.S.
    accounts receivable, inventory, intangibles,
    equipment, fixtures and 65% of the common stock
    of DSI (HK) Ltd. and 2,719,000 shares of the
    Company's common stock; guaranteed by RAC;
    interest at prime plus 1% not to exceed 18%;
    principal due in quarterly installments of
    $250,000.........................................    6,000,000   5,000,000
   Subordinated note payable to shareholder; interest
    at 10% until March 31, 1996, thereafter, interest
    at 12%, payable in full no later than the third
    business day following the completion and closing
    of an initial public offering of the Company; if
    the closing does not occur, unpaid principal due
    in $1,000,000 annual installments beginning March
    31, 1998 through March 31, 2001 with additional
    $1,000,000 installments due December 31, 2000 and
    March 31, 2001; secured by 2,719,000 shares of
    common stock of the Company; guaranteed by RAC;
    and subordinated to all senior debt..............    6,000,000   6,000,000
   Subordinated note payable to shareholder, interest
    at 10% until March 31, 1996, thereafter, interest
    at 12%, payable in full no later than the third
    business day following the completion and closing
    of an initial public offering of the Company; if
    the closing does not occur, unpaid principal and
    interest due May 31, 1997, secured by 2,719,000
    shares of common stock of the Company, guaranteed
    by RAC and subordinated to all senior debt.......    1,000,000   1,000,000
   Revolving bank loan, drawn against a line of
    credit, secured by a customer's letter of credit
    and $150,000 cash, interest at prime.............      843,204     484,979
   Other.............................................       16,006
                                                       ----------- -----------
                                                        21,546,912  16,958,897
   Less-current portion..............................    3,359,210   2,755,789
                                                       ----------- -----------
                                                       $18,187,702 $14,203,108
                                                       =========== ===========

                                DSI TOYS, INC.

  The Company has a $5 million revolving bank loan available for negotiating and collecting export sales and for opening back-to-back letters of credit secured by letters of credit from its customers. Amounts of $843,204 and $484,979 were borrowed against this line of credit as of January 31, 1996 and 1997. The Company has pledged $150,000 in cash as security for the credit facility at January 31, 1996 and 1997.

  Certain of the Company's loan agreements require the maintenance of financial covenants, including minimum current ratio, net worth and debt service coverage and restrict the payment of dividends.

  The aggregate amount of maturities for all indebtedness for each of the next five years are as follows:

   FISCAL YEAR                                                          AMOUNT
   -----------                                                        ----------
   1997.............................................................. $2,755,789
   1998..............................................................  5,332,297
   1999..............................................................  2,283,784
   2000..............................................................  3,290,270
   2001..............................................................  3,296,757

  Based on borrowing rates currently available, management believes the carrying amounts of notes payable at January 31, 1996 and January 31, 1997 approximate fair values.

NOTE 6--INCOME TAXES:

  The components of income before provision for income taxes were as follows:

                                                        FISCAL YEAR
                                             ----------------------------------
                                                1994         1995       1996
                                             -----------  ---------- ----------
   Domestic................................. $(1,172,783) $  613,724 $ (898,344)
   Foreign..................................   2,645,465   3,162,577  4,269,617
                                             -----------  ---------- ----------
                                             $ 1,472,682  $3,776,301 $3,371,273
                                             ===========  ========== ==========

                                DSI TOYS, INC.

  The provision for income taxes consists of the following:

                                                        FISCAL YEAR
                                               --------------------------------
                                                 1994       1995        1996
                                               --------  ----------  ----------
   Current:
     Federal.................................. $ 86,923  $  630,000  $ (185,605)
     State....................................  (12,000)     72,000     (14,000)
     Foreign..................................  465,968     585,402     733,000
                                               --------  ----------  ----------
                                                540,891   1,287,402     533,395
                                               --------  ----------  ----------
   Deferred:
     Federal..................................  (30,000)    208,000     657,605
     State....................................                          (11,000)
     Foreign..................................   (6,880)    (45,725)     40,000
                                               --------  ----------  ----------
                                                (36,880)    162,275     686,605
                                               --------  ----------  ----------
                                               $504,011  $1,449,677  $1,220,000
                                               ========  ==========  ==========

  The difference between taxes at the statutory federal and the effective income tax rates is as follows:

                                     FISCAL YEAR
                            -------------------------------
                              1994       1995       1996
                            --------  ---------- ----------
   Taxes computed at
    statutory rate......... $500,711  $1,283,942 $1,146,000
   State income taxes net
    of federal benefit.....   (8,000)     47,000    (16,000)
   Nondeductible items.....   21,000      54,000     13,000
   Other, net..............   (9,700)     64,735     77,000
                            --------  ---------- ----------
                            $504,011  $1,449,677 $1,220,000
                            ========  ========== ==========

  Deferred tax assets (liabilities) are comprised of the following:

                                                             JANUARY 31,
                                                        ----------------------
                                                          1996        1997
                                                        ---------  -----------
   Allowance for doubtful accounts..................... $  23,000  $    37,000
   Inventory valuation adjustments.....................    28,000       20,000
   Depreciation........................................    19,000       63,000
   Reserve for lease cancellation......................    51,000       52,000
   Accrued liabilities.................................   311,000       97,000
   Accruals for inventory returns and markdowns........   132,000       92,000
   Foreign and alternative minimum tax credits.........                 45,000
   Net operating loss carryforward.....................     4,000
   Other...............................................    19,000       19,000
                                                        ---------  -----------
     Gross deferred tax assets.........................   587,000      425,000
                                                        ---------  -----------
   Unremitted earnings of foreign subsidiary...........  (740,000)  (1,225,000)
   Prepaid expenses....................................   (79,408)    (158,000)
   Depreciation........................................   (45,987)      (7,000)
                                                        ---------  -----------
     Gross deferred tax liabilities....................  (865,395)  (1,390,000)
                                                        ---------  -----------
   Net deferred tax liabilities........................ $(278,395) $  (965,000)
                                                        =========  ===========

  The Company has approximately $24,000 in alternative minimum tax credits and approximately $50,000 in foreign tax credits. These credits do not expire.

NOTE 7--EMPLOYEE BENEFIT PLAN:

  The Company maintains a 401(k) Plan (the Plan) for the benefit of its employees. The Company may, at its discretion, provide funds to match employee contributions to the Plan. The Company matched employee contributions of $105,000 in fiscal 1996. There were no such matching contributions to the Plan for fiscal 1994 and fiscal 1995.

                                DSI TOYS, INC.

NOTE 8--RELATED PARTY TRANSACTIONS:

  Prior to the Recapitalization, the Company periodically advanced cash and made payments on behalf of the shareholder of the Company and related entities. At January 31, 1996 and 1997, the outstanding balance receivable from the shareholder was $819,283 and $151,667, respectively. The Company recorded interest income of $43,000, $114,000 and $12,000 for fiscal 1994, 1995 and 1996, respectively, related to such receivable.

  The Company recorded bonuses to the former sole shareholder of $2,000,000 and $1,000,000 for fiscal 1994 and 1995, respectively.

  The Company entered into a consulting agreement with the shareholder to serve as a consultant to the Company for three years for annual compensation of $300,000. The consulting agreement also requires the Company to maintain health and disability insurance policies for the benefit of the shareholder for the term of his life. Pursuant to the agreement, the Company agreed to maintain the shareholder's office space for his use for the term of the agreement and to provide for 180 days the services of certain Company employees for his outside business, provided that such services shall not exceed 30% of the time of each of such employees. This agreement terminated upon the shareholder's death on November 19, 1996.

  As compensation for consulting services rendered in connection with the Recapitalization, the Company agreed to pay the Vice Chairman of the Board the sum of $240,000, payable January 1, 1996, 1997 and 1998.

  The Company paid a fee and out-of-pocket expenses aggregating $415,000 to a consulting firm for services related to the Recapitalization. A Director of the Company is the co-founder and managing partner of the consulting firm.

  The Company has agreed to pay a fee of $100,000 upon completion of a public offering to a partnership controlled by a director of the Company.

  The Company leases its office and warehouse from an entity owned by the previous sole shareholder of the Company. Rent expense on these leases was $217,000 each year for fiscal 1994, 1995 and 1996. Management believes that the rental rates approximate fair market value.

  The Company pays insurance premiums for certain single life and last to die life insurance policies owned by the previous sole shareholder and his wife and is a beneficiary on these policies to the extent of premiums paid. The receivables related to these policies as of January 31, 1996 and 1997 amounted to $1,143,076 and $1,432,752, respectively, and are collateralized by the related insurance policies. The shareholder is restricted from borrowing against the policies until the receivable is satisfied in full. The balance of shareholder insurance proceeds receivable bears interest at 7%.

  The Company purchased office furniture from the previous sole shareholder of the Company for $300,000 during fiscal 1994. Management of the Company believes that such purchase price represents the approximate fair market value of the furniture purchased.

  Additional related party transactions are described in Notes 1, 5 and 9.

NOTE 9--COMMITMENTS AND CONTINGENCIES:

  In the normal course of business, the Company is involved in product and intellectual property issues which sometimes result in litigation. It is the opinion of management that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations taken as a whole.

                                DSI TOYS, INC.

  The Company has granted its previous sole shareholder a warrant to purchase 700,000,000 shares of common stock of the Company at $0.001 per share, subject to adjustment. Such warrant is exercisable only upon default of the notes issued by the Company to such shareholder or RAC's guaranty thereof. The warrant expires upon the fulfillment in the entirety of the Company's and RAC's obligations with respect to such notes. The Company does not expect such warrant to be exercised and, accordingly, has not included the shares issuable upon exercise of the warrant in the calculation of earnings per share.

  The Company has reserved 388,888 common shares for issuance upon exercise of warrants issued to a bank. Such warrants are exercisable immediately at an initial purchase price of $2 per share (subject to adjustment) and expire upon the earlier of December 11, 2005 or simultaneously with the exercise of the warrants held by the previous sole shareholder. The Company is obligated to bear certain expenses associated with the public registration of the common stock underlying the warrants. The Company has granted the warrantholder a right to sell the warrant shares to the Company under certain terms and conditions if the Company's common stock is not publicly traded by January 31, 2001. The bank warrants were valued by the Company at $100,000.

  Upon completion of a public offering of its common shares, the Company has agreed to grant options to purchase 90,000 shares of its common shares expiring ten years from date of grant at an exercise price equal to the initial public offering price to a new officer of the Company.

  The Company leases its facilities under various operating leases which expire from 1998 to 2003. Rent expense, including amounts paid to a related party for fiscal 1994, 1995 and 1996, amounted to $483,000, $695,000 and
$687,000, respectively. Aggregate minimum rental commitments under noncancelable leases are as follows:

   FISCAL YEAR
   -----------
   1997.............................................................. $  675,463
   1998..............................................................    361,792
   1999..............................................................    301,680
   2000..............................................................    312,743
   2001..............................................................    332,945
   Thereafter........................................................    248,457
                                                                      ----------
                                                                      $2,233,080
                                                                      ==========

  Royalty expense under licensing agreements aggregated $729,000, $1,439,000 and $1,578,000 in fiscal 1994, 1995 and 1996, respectively. At January 31, 1997, minimum guaranteed royalties payable under these agreements in fiscal 1997 and thereafter of $52,000 and $180,000 are included in accrued royalties payable and prepaid expenses.

                                 DSI TOYS, INC.

NOTE 10--SEGMENT INFORMATION:

  Financial information for fiscal 1996, 1995 and 1994 by geographic area is as follows:

                                                         ADJUSTMENTS
                                                             AND
                             UNITED STATES   HONG KONG   ELIMINATIONS  CONSOLIDATED
                             -------------  -----------  ------------  ------------
   FISCAL 1994
   Sales to customers......  $ 11,088,585   $34,130,692                 $45,219,277
   Intercompany transfers..     2,466,097       762,049  $(3,228,146)
                             ------------   -----------  -----------   ------------
   Net sales...............    13,554,682    34,892,741   (3,228,146)    45,219,277
   Gross profit............     4,934,699     9,258,714   (2,588,530)    11,604,883
   Selling, general and
    administrative
    expenses...............    (6,100,751)   (6,225,275)   2,415,834     (9,910,192)
   Interest expense........       (61,304)     (271,356)                   (332,660)
   Other income............     1,347,314        56,078   (1,292,741)       110,651
   Income before income
    taxes..................       119,958     2,818,161   (1,465,437)     1,472,682
   Identifiable assets at
    fiscal year end........     6,822,717     3,802,922     (236,566)    10,389,073
   FISCAL 1995
   Sales to customers......  $ 27,724,986   $35,421,094                 $63,146,080
   Intercompany transfers..     2,561,937     2,006,794  $(4,568,731)
                             ------------   -----------  -----------   ------------
   Net sales...............    30,286,923    37,427,888   (4,568,731)    63,146,080
   Gross profit............    12,463,968     9,716,928   (2,462,891)    19,718,005
   Selling, general and
    administrative
    expenses...............   (11,814,995)   (6,433,503)   2,623,979    (15,624,519)
   Interest expense........      (398,649)     (302,337)                   (700,986)
   Other income............       363,400        15,425        4,976        383,801
   Income before income
    taxes..................       613,724     2,996,513      166,064      3,776,301
   Identifiable assets at
    fiscal year end........    10,016,623     7,443,482      (70,502)    17,389,603
   FISCAL 1996
   Sales to customers......  $ 27,970,378   $35,248,834                $ 63,219,212
   Intercompany transfers..     2,543,768     1,998,736  $(4,542,504)
                             ------------   -----------  -----------   ------------
   Net sales...............    30,514,146    37,247,570   (4,542,504)    63,219,212
   Gross profit............    12,857,158    10,907,350   (2,568,340)    21,196,168
   Selling, general and
    administrative
    expenses...............   (11,791,909)   (6,315,544)   2,538,031    (15,569,422)
   Interest expense........    (2,251,709)     (348,233)                 (2,599,942)
   Other income............       288,116        50,616        5,737        344,469
   Income (loss) before
    income taxes...........      (898,344)    4,294,189      (24,572)     3,371,273
   Identifiable assets at
    fiscal year end........     6,455,459     9,943,516      (95,074)    16,303,901

                                DSI TOYS, INC.

NOTE 11--SUPPLEMENTAL CASH FLOW INFORMATION:

                                                          FISCAL YEAR
                                                 ------------------------------
                                                   1994      1995       1996
                                                 -------- ---------- ----------
   Cash paid for:
     Interest..................................  $328,911 $  656,117 $2,360,538
     Income taxes..............................   393,000  1,851,890    655,058
   Noncash activities included the following:
     Accounts receivable write-off.............  $  5,588 $  145,995 $   31,188
     Purchase of treasury stock from former
      sole shareholder in exchange for land....              451,850
     Purchase of treasury stock from former
      sole shareholder in exchange for notes
      payable..................................            7,300,000
     Cancellation of note payable and note
      receivable from former sole shareholder..            1,300,000

NOTE 12--SUBSEQUENT EVENTS:

  Effective May 1, 1997, the Company's Articles of Incorporation were amended to (i) authorize the issuance of 5,000,000 shares of $0.01 par value preferred stock, (ii) change the par value of common stock to $0.01, and (iii) reduce the authorized shares of common stock to 20,000,000 shares.

  On May 1, 1997, the Board of Directors (i) authorized the issuance of warrants to purchase 250,000 shares of common stock for an exercise price equal to 120% of the price of common stock sold by the Company in an initial public offering of common stock, (ii) adopted the 1997 Stock Option Plan and
(iii) reserved 600,000 shares of common stock for issuance under such plan and 250,000 shares of common stock issuable upon exercise of such warrants. No options have been issued under the plan.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Recapitalization.....................................................  11
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  13
Dilution.................................................................  14
Capitalization...........................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  23
Management...............................................................  33
Certain Transactions.....................................................  38
Principal and Selling Shareholders.......................................  39
Description of Capital Stock.............................................  41
Shares Eligible for Future Sale..........................................  43
Underwriting.............................................................  46
Legal Matters............................................................  47
Experts..................................................................  47
Additional Information...................................................  47
Index to Consolidated Financial Statements............................... F-1

                                ---------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

 UNTIL      , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIRE-MENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENT OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 Shares

                                      LOGO

                     [LOGO OF DSI TOYS, INC. APPEARS HERE]

                                  Common Stock

                                ---------------

                                   PROSPECTUS

                                ---------------

                                      , 1997

                                 Tucker Anthony
                                 Incorporated

                            Sutro & Co. Incorporated

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred or to be incurred in connection with the sale of the Common Stock being registered (all amounts are estimated except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq Listing Fees), all of which will be paid by the Registrant:

   SEC Registration Fee........................................... $  12,500.72
   NASD Filing Fee................................................     4,625.25
   Nasdaq National Market Listing Fees............................    32,500.00
   Blue Sky Fees and Expenses.....................................     5,000.00
   Accounting Fees and Expenses...................................   100,000.00
   Legal Fees and Expenses........................................   180,000.00
   Transfer Agent and Registrar Fees..............................     2,000.00
   Printing and Engraving Expenses................................   125,000.00
   Financial Advisory Fees........................................   145,000.00
   Miscellaneous..................................................    13,374.03
                                                                   ------------
     Total........................................................ $ 620,000.00
                                                                   ============

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  DSI Toys, Inc. (the "Registrant") is incorporated in Texas. Under Section
2.02 of the Business Corporation Act of the State of Texas ("TBCA"), a Texas corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceedings. The Bylaws of the Registrant provide for indemnification of directors and officers to the fullest extent permitted by the TBCA. Reference is made to the Bylaws, as amended, of the Registrant, filed as Exhibits 3.2 and 3.3 hereto.

  The Registrant currently does not have directors' and officers' liability insurance covering certain liabilities incurred by the Registrant's directors and officers in connection with the performance of their duties and does not anticipate obtaining such liability insurance coverage.

  The Underwriting Agreement filed as Exhibit 1 contains provisions by which the Underwriter agrees to indemnify the Registrant, any person controlling the Registrant within the meaning of Section 15 of the Securities Act of 1933 (the "Act") or Section 20 of the Securities Exchange Act of 1934, each director of the Registrant, and each officer of the Registrant who signs this Registration Statement with respect to information relating to such Underwriter furnished in writing to the Company by or on behalf of such Underwriter expressly for use in the Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The securities sold by the Registrant within the past three years have not been registered under the Act pursuant to an exemption from registration under
Section 4(2) of the Act. All securities sold within the past three years were shares of Common Stock or warrants to purchase shares thereof. There were no underwriters employed in connection with any of these transactions. The recipients of such securities in each such transaction represents their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access through employment or other relationships, to such information. The following sets forth the original terms of such sales of securities by the Registrant within the past three years:

  On December 11, 1995, the Registrant sold 2,719,000 newly-issued shares of Common Stock to Rosie Acquisition, L.L.C., a Texas limited liability company ("RAC"), in connection with the recapitalization of the Registrant. In consideration of these shares, RAC paid the Registrant $3.8 million.

  On December 11, 1995, in connection with the recapitalization of the Registrant, the Registrant issued to Hibernia Corporation warrants to purchase 388,888 shares of Common Stock at a price of $2.00 per share. These warrants are exercisable at any time during the ten year period beginning December 11, 1995.

  On December 11, 1995, in connection with the recapitalization of the Registrant, the Registrant issued to Tommy Moss, the former sole shareholder of the Registrant, a warrant to purchase 700,000,000 shares of Common Stock in the event of default by the Registrant on certain indebtedness to Mr. Moss. Such warrant will terminate upon repayment of the indebtedness, which will occur upon application of the net proceeds of the Offering contemplated by this Registration Statement.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
       1 Form of Underwriting Agreement.**
     3.1 Amended and Restated Articles of Incorporation.***
     3.2 Amended and Restated Bylaws.***
     3.3 Amendment to Bylaws.***
     4.1 Form of Common Stock Certificate.**
     4.2 Form of Warrant Agreement among the Company and the Representatives to purchase 250,000 shares of Common Stock.**
     4.3 Common Stock Purchase Warrant No. A-1 dated December 11, 1995, issued to Hibernia Corporation to purchase 388,888 shares of Common
          Stock.***
     4.4 Registration Rights Agreement by and between the Company and Hibernia
          Corporation.***
     4.5 Registration Rights Agreement by and between the Registrant and Tommy
          Moss.***
       5 Opinion of Thompson & Knight, P.C.***
    10.1 1997 Stock Option Plan.**+
    10.2 Agreement for Sale of Stock between Rosie Acquisition, L.L.C. and DSI
          Acquisition, Inc. and Diversified Specialists, Inc. and Tommy Moss,
          dated December 11, 1995.***
    10.3 Employment Agreement dated December 11, 1995 by and between the
          Company and M.D. Davis.***
    10.4 Employment Agreement dated December 11, 1995 by and between the
          Company and Richard R. Neitz.***
    10.5 Employment Agreement dated December 11, 1995 by and between the
          Company and Yau Wing Kong.***
    10.6 Employment Agreement dated December 11, 1995 by and between the
          Company and Dale Y. Chen.***
    10.7 Employment Agreement dated December 11, 1995 by and between the
          Company and Thomas V. Yarnell.***
    10.8 Employment Agreement dated March 16, 1997 by and between the Company and J. Russell Denson.***
    10.9 Letter Loan Agreement between the Company and Bank One, Texas, N.A., dated December 11, 1995, evidencing a revolving line of credit and a term note (the "Bank One Letter Loan Agreement").***
   10.10 First Amendment to Bank One Letter Loan Agreement, dated January 31,
          1996.***
   10.11 Second Amendment to Bank One Letter Loan Agreement, dated August 1,
          1996.***
   10.12 Third Amendment to Bank One Letter Loan Agreement, dated November 14,
          1996.***
   10.13 Fourth Amendment to Bank One Letter Loan Agreement, dated January 31,
          1997.***
   10.14 Fifth Amendment to Bank One Letter Loan Agreement, dated January 31,
          1997.***
   10.15 Line of Credit Facility with State Street Bank and Trust Company, Hong
          Kong Branch, dated April 1, 1997, evidencing a $5,000,000 line of credit.***
      11 Calculation of Earnings Per Share.***
      21 Subsidiaries.***
    23.1 Consent of Thompson & Knight, P.C. (included in its opinion filed as
          Exhibit 5 hereto).***
    23.2 Consent of Price Waterhouse LLP.**
      24 Powers of Attorney.***
      27 Financial Data Schedule.***

--------
+  Management contract or compensatory plan.

** Filed herewith.
*** Previously filed.

  (b) Financial Statement Schedules:

  Schedule II--Valuation and Qualifying Accounts for fiscal years 1994, 1995 and 1996

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant also hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON MAY 21, 1997.

                                          DSI Toys, Inc.

                                          By:        /s/ M. D. Davis
                                            -----------------------------------
                                             M. D. DAVIS CHAIRMAN OF THE BOARD
                                             OF DIRECTORS AND CHIEF EXECUTIVE
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

                                       Chairman of the
          /s/ M. D. Davis               Board,and Chief
-------------------------------------   Executive Officer        May 21, 1997
             M. D. DAVIS                (principal
                                        executive officer)

                  *                    President, Chief
-------------------------------------   Operating Officer        May 21, 1997
          RICHARD R. NEITZ              and Director

                  *                    Executive Vice
-------------------------------------   Presidentand Chief       May 21, 1997
          J. RUSSELL DENSON             Financial Officer
                                        (principal
                                        financial officer)

                  *                    Vice President and
-------------------------------------   Controller               May 21, 1997
           DALE YUNG CHEN               (principal
                                        accounting officer)

                  *                    Director
-------------------------------------                            May 21, 1997
           BARRY B. CONRAD

                  *                    Director
-------------------------------------                            May 21, 1997
           JACK R. CROSBY

                  *                    Director
-------------------------------------                            May 21, 1997
            J. N. MATLOCK

                  *                    Director
-------------------------------------                            May 21, 1997
          DOUGLAS A. SMITH

*By:   /s/ M. D. Davis
    ---------------------------
           M. D. DAVIS
         ATTORNEY-IN-FACT

                                 DSI TOYS, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                      ADDITIONS  RECOVERY OF
                           BALANCE    CHARGED TO   AMOUNTS                BALANCE
                         AT BEGINNING COSTS AND  PREVIOUSLY               AT END
                          OF PERIOD    EXPENSES  WRITTEN OFF DEDUCTIONS  OF PERIOD
                         ------------ ---------- ----------- ----------  ---------
Allowance for doubtful
 accounts:
  Fiscal year 1994......   $ 90,000    $45,927     $3,283    $ (11,490)  $ 127,720
  Fiscal year 1995......    127,720     88,012        --      (147,255)     68,477
  Fiscal year 1996......     68,477     62,160      5,332      (31,188)    104,781

                               INDEX TO EXHIBITS

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER                        DESCRIPTION                        NUMBERED PAGE
 -------                       -----------                        -------------
    1    Form of Underwriting Agreement.**
    3.1  Amended and Restated Articles of Incorporation.***
    3.2  Amended and Restated Bylaws.***
    3.3  Amendment to Bylaws.***
    4.1  Form of Common Stock Certificate.**
    4.2  Form of Warrant Agreement among the Company and the
          Representatives to purchase 250,000 shares of Common
          Stock.**
    4.3  Common Stock Purchase Warrant No. A-1 dated December
          11, 1995, issued to Hibernia Corporation to purchase
          388,888 shares of Common Stock.***
    4.4  Registration Rights Agreement by and between the
          Company and Hibernia Corporation.***
    4.5  Registration Rights Agreement by and between the
          Registrant and Tommy Moss.***
    5    Opinion of Thompson & Knight, P.C.***
   10.1  1997 Stock Option Plan.**+
   10.2  Agreement for Sale of Stock between Rosie Acquisition,
          L.L.C. and DSI Acquisition, Inc. and Diversified
          Specialists, Inc. and Tommy Moss, dated December 11,
          1995.***
   10.3  Employment Agreement dated December 11, 1995 by and
          between the Company and M.D. Davis.***
   10.4  Employment Agreement dated December 11, 1995 by and
          between the Company and Richard R. Neitz.***
   10.5  Employment Agreement dated December 11, 1995 by and
          between the Company and Yau Wing Kong.***
   10.6  Employment Agreement dated December 11, 1995 by and
          between the Company and Dale Y. Chen.***
   10.7  Employment Agreement dated December 11, 1995 by and
          between the Company and Thomas V. Yarnell.***
   10.8  Employment Agreement dated March 16, 1997 by and
          between the Company and J. Russell Denson.***
   10.9  Letter Loan Agreement between the Company and Bank
          One, Texas, N.A., dated December 11, 1995, evidencing
          a revolving line of credit and a term note (the "Bank
          One Letter Loan Agreement").***
   10.10 First Amendment to Bank One Letter Loan Agreement,
          dated January 31, 1996.***
   10.11 Second Amendment to Bank One Letter Loan Agreement,
          dated August 1, 1996.***
   10.12 Third Amendment to Bank One Letter Loan Agreement,
          dated November 14, 1996.***
   10.13 Fourth Amendment to Bank One Letter Loan Agreement,
          dated January 31, 1997.***
   10.14 Fifth Amendment to Bank One Letter Loan Agreement,
          dated January 31, 1997.***
   10.15 Line of Credit Facility with State Street Bank and
          Trust Company, Hong Kong Branch, dated April 1, 1997,
          evidencing a $5,000,000 line of credit.***
   11    Calculation of Earnings Per Share.***
   21    Subsidiaries.***
   23.1  Consent of Thompson & Knight, P.C. (included in its
          opinion filed as Exhibit 5 hereto).***
   23.2  Consent of Price Waterhouse LLP.**
   24    Powers of Attorney.***
   27    Financial Data Schedule.***

--------
+  Management contract or compensatory plan.

** Filed herewith.
*** Previously filed.